UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington,D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Year of , 2002

POSCO

(Translation of registant's name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F, Form20-F☐ Form 40-F☐]

[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes☐ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______________.]

SIGNITURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date May 21, 2002 By ________________
(Signiture)*

*Print the name and title under the signiture of the signing officer.

Name: Lee, Dong-Hee
Title: Department Manager

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K:

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or(iii) distributes or is required to distribute to its security holders.

SEC1815(7-91)

P.E 3-31-02

35th QUARERLY REPORT

(The 35th Fiscal Year)

From January 1, 2002 to March 31, 2002

THIS IS A TRANSLATION OF THE ANNUAL REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

POSCO

35th QUARERLY REPORT

(The 35th Fiscal Year)

From January 1, 2002 to March 31, 2002

THIS IS A TRANSLATION OF THE ANNUAL REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

posco

35th QUARTERLY REPORT

(The 35th Fiscal Year)

From January 1, 2002 to March 31, 2002

To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the Interim Report for the first quarter of the 35th fiscal year in accordance with the item 2 of Article 186 of Securities & Exchange Law.

May 21, 2002

Ku-Taek Lee
President and Representative Director
Pohang Iron & Steel Co., Ltd.
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong Hee Lee
Department Manager
Finance Management Department
Tel) 82-2-3457-0114

CONTENTS

I. Overview

1. Purpose of the Company

A. Businesses engaged by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot rolled Coils, Cold Rolled Coils Stainless Steel, By-Products, etc.
b. To engage in harbor loading and unloading, transportation and warehousing businesses	CTS
c. To engage in leasing of real estate, and distribution businesses	POSCO Center
d. To engage in the supply of district heating business	
e. To engage in marine transportation, processing and sales of minerals within or outside Korea	
f. To engage in all other conduct, activities or businesses which are related directly or indirectly to the attainment and continuation of the foregoing purposes.	

B. Businesses not engaged by the company

Items	Details
a) To engage in the supply of LNG and power generation, as well as in the distribution business thereof	- Returned IPP right to government at May 9th, 2001. - Planning to directly import LNG for the internal use and to construct LNG terminal.
b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Kwangyang were transformed into regional professional soccer teams

C. Businesses engaged by the subsidiaries and Affiliates

Items	Details
Pohang Coated Steel : Manufacturing and sales of coated steel sheets Changwon Steel Co. : Production & sales of steel bar and steel pipe POSCON : Manufacturing and sales of electric controlling devices POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment POSCO Engineering & Construction : Construction and engineering POS A.C. Architects & Engineering : Construction design	

Companies with shareholder related entity (Pohang University of Science and Technology) as major shareholder (1 company) : POSREC

(3) Related laws and regulations

Article 9 Prohibition on Cross Share-holdings

No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations which have acquired or own some of its shares

Article 10 Ceiling on Total Amount of Equity Investment

No corporation belonging to a Large Business Group shall acquire or own shares in other domestic companies whose sum of acquisition value exceeds twenty-five percent (25%) of the net assets of the corporation. Corporation belonging to a newly designated Business Group shall liquidate acquisition value within one (1) year of the date of above designation.

Article 10-2 Prohibitions on Debt Guarantees for Affiliated Corporations

No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within one (1) year of the date of designation.

Article 9-3 Prohibition on owning shares of domestic Affiliated Corporation

No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises pursuant to the Support of Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation.

(POSTECH Venture Capital Corp. subjected to above clause)

Article 11 Restrictions on the Voting Rights of Finance or Insurance Companies

No finance or insurance corporation belonging to a Large Business Group shall exercise its voting rights.

Article 11-2 Decision of Large-scale Intra-group Transactions by Board of Directors and Notification thereof

When a corporation belonging to a business group desires to engage in any type of transactions and when the volume of such transactions exceeds the ceiling of ten% (10%) of asset, is over 10 billion won or is in the form of securities, the directors' board of the said corporation shall reach a decision thereon and make a notification thereof.

Korea Fair Trade Commission (KFTC) designates the 30 largest conglomerates based upon the previous year's asset to promote competition and to prevent economic concentration.
POSCO has been designated at 7th conglomerate at April 2, 2001.

3. Equity Capital

A. New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22, 1994	February 25, 1998	May 20, 1998
Purpose	DR issuance	DR issuance	DR issuance
Number of Newly-issued Shares	2,112,676 shares (8,450,704 DRs)	655,738 shares (2,622,952 DRs)	1,923,077shares (7,692,308DRs)
Issue Price Per Share	₩114,142 (U$ 142)	₩122,655 (U$76.25)	₩73,855(U$52)
Equity Capital('000 Won) After the New Issue	₩469,509,050	₩472,787,740	₩482,403,125
Rate of Increase in Equity Capital	2.3%	0.7%	2.0%

B. Convertible Bonds

No relevant data.

C. Bonds with Warrant

No relevant data

4. Other information regarding Shares

A. Total number of shares

(As of March 31, 2002)

Authorized Shares	Outstanding Shares	Shares to be issued
200,000,000	93,589,485	106,410,515

B. Outstanding Shares

(As of March 31, 2002)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	93,589,485	467,947,425
Total	93,589,485	467,947,425

C. Treasury Stock Holdings

(Shares, KRW)

Time of purchase	Type	Number of Shares	Value
Before Dec. 1999	Registered Common	4,677,646	456,347,847,340
Feb 29, 2000 ~ May 18	"	4,824,030	521,435,498,740
June 14, 2000	"	2,891,140	310,839,507,660
October 4, 2000	"	2,161,180	171,597,692,000
August 30, 2001	Cancellation	2,891,140	290,070,967,340
Total		11,662,856	1,170,149,578,403

D. Treasury Stock purchased by fund management institutes under the trust contract

As of March 31, 2002 (KRW, Shares)

Date	Name of the institute	Amount	Number of Shares
Nov.19, 1993	Korea Investment Trust	3,973,096,298	88,650
Nov.19, 1993	Daehan Investment Trust	4,253,906,910	45,000
Nov.19, 1993	Hyundai Investment Trust	4,074,808,316	54,754
Oct. 23, 1995	Hyundai Investment Trust	6,861,456,673	72,466
Total		19,163,268,182	260,870

E. Shares held by ESOA (Employee Stock Ownership Association)

Type	Beginning	Increase	Decreased	Balance
Registered Common	44,960		3,898	41,062
Total	44,960		3,898	41,062

F. Stock option

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2001	Sang-Boo Yoo	100,000	July 24, 2003 ~ July 23, 2008	KRW 98,400
	Ku-Taek Lee	50,000		
	Youn-Woon Kim	20,000		
	Moon-Soo Park	20,000		
	Chang-Oh Kang	20,000		
	Soo-Yang Han	15,000		
	Won-Pyo Lee	15,000		
	Kwang-Woong Choi	12,000		
	Choong-Sik Shin	12,000		
	Jung-Won Kim	12,000		
	Seong-Yong Shin	12,000		
	Chung-U Park	10,000		
	Won-Chul Hwang	10,000		
	Sung-Hwan Kim	10,000		
	Tae-Hyun Hwang	10,000		
	Yong-Keun Kim	10,000		
	Kwang-Hee Han	10,000		
	Dong-Jin Kim	10,000		
	Soo-Chun Shin	10,000		
	Moon-Chan Ko	10,000		
	Byung-Chang Yoo	10,000		
	Chin-Choon Kim	10,000		
	Youn Lee	10,000		
	Kyeong-Ryul Ryoo	10,000		
	Seong-Sik Cho	10,000		
	Byung-Hoon Kim	10,000		
	Jong-Tae Choi	10,000		
	Hwang-Kyu Hwang	10,000		

	Song Kim	10,000		
	Woo-In Lee	10,000		
	Ung-Suh Park	2,500		
	Jae-Young Chung	2,500		
	Guil-Soo Shin	2,500		
	Jong-Won Lim	2,500		
	Samuel F. Chevalier	2,500		
	Soon Kim	2,500		
	Woo-Hee Park	2,500		
	Dae-Wook Yoon	2,500		
Total		498,000		
April 27, 2002	Jong-Doo Choi	10,000	April 28, 2004 ~ April 27, 2009	135,800
	Joon-Yang Chung	10,000		
	Nam-Suk Hur	10,000		
	Jeon-Young Lee	10,000		
	Chang-Ho Kim	10,000		
	Chang-Kwan Oh	10,000		

5. Voting Rights

As of December 30, 2001

	Number of shares	Remarks
1. Shares with voting rights [a-b]	[93,589,485]	
a. Number of outstanding shares	93,589,485	
b. Number of shares without voting rights	0	
2. Shares with restricted voting rights [a + b + c + d]	[11,965,726]	
a. Restriction by Code of Commerce	11,965,726	Treasury Stock & Stock under trust contract
b. Restriction by Securities Exchange Law	0	
c. Restriction by Fair Trade Law	0	
d. Restriction by other regulations	0	
3. Shares whose voting rights have been restored		
Shares which can exercise voting rights [1- 2 + 3]	[81,623,759]	
※ Attendance in 34th Annual Shareholders Meeting	52,674,200	

6. Earnings and Dividend for the past five fiscal years

(Million Won)

	The 34th	The 33rd	The 32nd	The 31st	The 30th
Net Profit	819,319	1,636,991	1,558,032	1,123,867	728,983
EPS (Won)	10,043	19,170	16,242	11,968	7,826
Net Profit Available for Dividend Payout	759,120	1,946,837	1,479,586	1,218,466	730,157
Cash Dividend Paid (Payable)	204,048	204,704	159,920	117,554	92,346
Pay-out Ratio	24.90%	12.50%	10.26%	10.47%	12.67%
Dividend per share (Won)	2,500	2,500	1,750	1,250	1,000
Cash Dividend Rate	50%	50%	35%	25%	20%
Dividend Yield	2.05%	3.27%	1.4%	1.94%	2.18%
Net asset per share (Won)	116,516	108,450	96,951	86,245	73,274
Recurring Profit per share (Won)	10,043	11,155	12,257	12,165	7,944

(4) New businesses

N.A.

2. Major Products and Raw Materials

A. Sales Mix

(Billion Won)

	Uses	Sales	Sales Mix
HR Products	Steel Pipe, Shipbuilding, Containers	1,371	51%
CR Products	Automobiles, Home Electronics	833	31%
STS Products	Home Appliances	429	17%
Byproducts and Others	Cement, Pavement	33	1%
Total		2,666	100%

B. Price Movements of Major Products

		2002 1Q	2001	2000
HR Products	Domestic (Won/Ton)	291,037	287,894	309,724
	Export (Won/Ton)	267,996	277,388	311,775
CR Products	Domestic (Won/Ton)	386,746	386,922	423,541
	Export (Won/Ton)	322,335	367,100	420,051

(1) Calculation Method

- Average product prices calculated from sales divided by tons sold, excluding freight revenue.

(2) Major causes of price fluctuation

- Total production of steel consuming industries in both domestic and foreign market and the over-capacity in steel industry have caused the low steel price in 2001.

C. Raw Materials

(Million Won)

Item	Uses	Total Costs	Share	Major Supplying Countries
Iron Ore	Steel Input	302,550	28.77%	Australia, Brazil
Coal	Energy Source	287,452	27.33%	Australia, Canada
Others	Inputs for STS Steel, Coated Steel and others	461,788	43.9%	
Total		1,051,790	100%	

D. Price Movements of Major Raw Materials

(Won/Ton)

	2002 1Q	2001	2000
Iron Ore	31,723	33,261	29,310
Coal	62,105	61,832	52,411
Steel Scrap	140,687	145,411	136,076
Nickel	6,513,191	7,913,810	10,194,847

(1) Price is the sum of CIF price, customs duties, unloading expenses incurred on average for each ton of total purchased volumes.

(2) Major price change

(a) Iron Ore :

- Price trends(FOB): U$18.85/ton ('00)→U$19.11/ton('01)→U$18.80/ton (2002 1Q)

(b) Coal

- Price trends (FOB): U$39.02/ton ('00)→U$41.10/ton ('01)→U$42.76/ton(2002 1Q)

(c) Scrap

- Price trends(CIF) : U$122 ('00) →U$110('01) →U$109/ton(2002 1Q)

(d) NICKEL

- Price trends: U$3.92/LB ('00) → U$2.70/LB ('01) →U$2.68/LB(2002 1Q)

3. Production and Facilities

A. Production capacity

(Thousand Ton)

	2002 1Q	2001	2000
Pohang Works	3,050	12,200	12,200
Kwangyang Works	3,950	15,800	15,800
Total	7,000	28,000	28,000

- Pohang Works : #1 Steel Making (2,600) + #2 Steel Making (8,400) + STS (1,200) = 12,200
- Kwangyang : #1 Steel Making (6,800) + #2 Steel Making (7,200) + Minimill (1,800) = 15,800
- Total = 28,000 thousand tons

※ Based on actual capacity revised on April, 1999

B. Production and Capacity Utilization Rate

(1)Production

(Thousand Ton)

			2002 1Q	2001	2000
Crude Steel			6,733	27,826	27,735
		Pohang	2,966	12,042	12,354
		Kwangyang	3,767	15,784	15,381
Finished Products			6,263	25,822	25,862
		Pohang	2,976	12,092	12,134
		Kwangyang	3,288	13,730	13,728
	Plate	Pohang	801	3,069	3,106
	HR Products			9,349	9,349
		Pohang	741	3,471	3,175
		Kwangyang	1,519	6,299	6,174
	CR Products			9,148	9,148
		Pohang	381	1,533	1,710
		Kwangyang	1,739	7,203	7,438
	STS and Others	Pohang	1,053	4,018	4,143
		Kwangyang	30	228	115
Intermediate Products			360	1,416	1,040
		Pohang	113	490	335
		Kwangyang	248	927	705
Total Products			6,624	27,238	26,902
		Pohang	3,088	12,582	12,469
		Kwangyang	3,535	14,656	14,433

(2) Capacity Utilization Rate for 1Q 2002 in Terms of Crude Steel Production

(Thousand Ton)

	Capacity	Production	Utilization Rate
Pohang Works	3,050	2,966	97.2%
Kwangyang Works	3,950	3,767	95.4%
Total	7,000	6,733	96.2%

- Utilization Rate = Production/Real Production Capacity.

C. Production Facilities

(1) Book Value of Fixed Assets

(Million Won)

		Beginning Book Balance	Change	Depreciation	Ending Book Balance
Pohang		3,483,655	323,082	178,104	3,627,430
	Land	415,513	-1,251		414,262
	Building	945,232	55,936	54,733	945,232
	Structures	385,197	12,953	6,342	391,808
	Machinery & Equipment	1,686,231	261,037	112,811	1,834,457
	Vehicles	13,321	232	955	12,598
	Tools and Fixtures	9,551	33	1,529	8,055
	Furniture & Others	28,610	-5,858	1,734	21,018
Kwangyang		3,931,862	29,228	155,422	3,805,668
	Land	379,776			379,776
	Building	946,415	-563	16,765	929,087
	Structures	557,844	7,674	10,772	554,746
	Machinery & Equipment	2,026,088	23,678	125,183	1,924,583
	Vehicles	4,155	293	972	3,476
	Tools and Fixtures	7,565	730	950	7,345
	Furniture & Others	10,019	-2,584	780	6,655
Total		7,415,517	352,310	333,526	7,433,098

(2) Major Capital Expenditures

(a). Investments under construction

(Hundred million Won)

Project	Construction Period	Total Investment	Invested Amount (1Q 2002)	Amount to Be invested
Expansion		9,486	3,713(1,062)	5,773
(P) STS HR capacity expansion	'01.07-'03.05	5,318	1,070(427)	4,248
(P) Finex Demo Plant installation	'01.1-'03.6	1,212	171(95)	1,041
(P) DR Mill installation	'01.1-'02.3	455	455(40)	
(P) #4-2 CDQ installation	'00.11-'02.04	493	493(67)	
(P) #1 Hot rolling sizing press installation	'00.08-'02.03	524	524(107)	

(P) #1 Continuous Casting Bloom Cutting System installation	'00.12-'02.11	751	388(117)	
(K) #2 Cokes CDQ installation	'01.5-'02.10	733	612(209)	
Maintenance		5.521	3.933(1.334)	1.861
(K) #3 HR POL rationalization	'01.10-'02.5	122	108(38)	14
(K) #1,2 steel making parts replacement	'00.3-'02.3	135	111(20)	24
(K) #2 Hot rolling rationalization	'00.09-'02.07	1,448	1,046(161)	402
(P) Wire Rod rationalization	'01.01-'02.06	1,135	832(235)	571
(P) Facility for iron supply to minimill	'02.1-'02.9	324	47(40)	277
(K) #1 Furnace maintenance	'02.3-'02.6	1,730	1,238(589)	497
(P) ETL rationalization	'01.06-02.03	359	359(96)	-
(P) #4-2 Chemical disposal facility heightening	'01.08-02.10	268	192(125)	76
Total		15,007	7,646(2.396)	7,634

(b). Planned investments

(Hundred Million Won)

Project	Total Amount	2002	2003	2004
(P) #3,4 Sinter Line	823	79	402	296
(P) #1 CR rationalization	898	172	319	333
(P) #2 steel making line rationalization	283	254	10	
(P) Lime calcinations rationalization	349	216	66	52
(P) EGL line rationalization	166	13	36	
(P) Plate facility replacement	258	251	1	
(P) Others		10,177	8,474	8,516
(K) #1 CC line	960	655	257	
(K) LNG terminal	3,559	533	1,382	1,513
(K) #2 Furnace maintenance	1,740	118	168	1,456
(K) #3 HR specialization for automobile	306	19	234	53
(K) Others		5,647	4,941	5,687
Total		18,134	16,290	17,906

4. Sales

A. Breakdown of Steel Product Sales

(Thousand Ton, Hundred Million Won)

		1Q 2002		1Q 2001		2001	
		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled Products	Domestic	3,697	11,647	3,431	10,834	14,999	47,174
	Export	703	2,064	751	2,353	2,804	8,431
	Total	4,400	13,711	4,182	13,187	17,803	55,605
Cold Rolled Products	Domestic	1,183	5,304	1,221	5,505	4,744	21,551
	Export	786	3,025	958	3,982	3,326	14,306
	Total	1,969	8,329	2,179	9,487	8,070	35,857
Stainless Steel	Domestic	203	2,901	192	2,903	814	12,384
	Export	100	1,384	119	1,692	425	6,088
	Total	303	4,285	311	4,595	1,239	18,472
Others	Domestic		332	-	291		1,183
	Export			-	-		
	Total		332	-	291		1,183
Total	Domestic	5,083	20,183	4,844	19,533	20,557	82,291
	Export	1,589	6,474	1,828	8,027	6,555	28,826
	Total	6,672	26,657	6,672	27,560	27,112	111,117
Discount			-60	-	-68		-256
Grand Total			26,597	6,672	27,492	27,112	110,861

- Export includes local export sales

B. Marketing organization, channel and strategy

(1) Organization

Hot Rolled Steel Sales Dept., Cold Rolled Steel Sales Dept., Automotive & Electrical Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept.

(2) Sales Channel

i) Direct sales : POSCO →Customers

ii) Indirect Sales

- Domestic market : Sales agents, e-sales or POSTEEL
- Overseas Market : General Trading Companies

(3) Sales Condition

- Domestic Sales : Credit sales based on production to order
- Export Sales : Sales based on irrevocable Letter of Credit

(4) Sales strategies

o Change marketing strategy toward higher profits

- Enhance sales mix focused on profitability
- Increase sales of high value-added products and differentiate each market based on the customer.

o Secure Domestic market share and diversification of export market

- Increase market share at domestic competing products
- Secure stable export market and focus on high value-added products
- Increase on time delivery rate

o Strengthen marketing focused on customer oriented

- Increase customers' satisfaction
- Strengthen the technology service to the customers to support the quality competence

5. Orders Received

Please refer to 4. A. Breakdown of Steel Product Sales

- Ordered volume is similar to sales volume because the company produces and sales based on orders

6. Related to the Derivatives

A. Foreign Exchange Position

(Unit: Thousand)

Nation	Currency		Current Position			Future Position		
			Position	Assets	Debt	Position	Assets	Debt
USA	$	USD	-1,144,604	355,030	1,499,634			
Japan	¥	JPY	-662,656	12,242	683,898			
Germany		DEM						
UK	£	GBP						
Euro land		EURO	-32,290	579	32,869			
Others								
Total	Buy		2,216,401		2,216,401			
	Sell		367,851	367,851				
	Position		-1,839,550					

(Unit: Thousand)

Nation	Currency		Option Position			Swap Position		
			Position	Assets	Debt	Position	Assets	Debt
USA	$	USD				174,000	174,000	
Japan	¥	JPY				172,222		172,222
Germany		DEM						

UK	£	GBP						
Euro land		EURO						
Others								
Total	Buy					174,000	174,000	
	Sell					172,000		172,000
	Position					1,778		

B. Risk Management for Foreign Exchange

There are three basic strategies for the risk management for foreign exchange.

First, Natural Hedge.

Maintain the balance between the income and expenditure of foreign exchange to reduce the net exposure.

Second, Balance the assets and debt.

Increase in foreign assets and decrease in foreign debt to reduce the exposure to the foreign exchange fluctuation.

(Foreign Debt: '97/E - U$3,203 million → '01/E- U$2,272 million,

Foreign Assets: '97/E – U$ 187 million → '01/E U$300 million)

Third, Introduce the risk management system.

POSCO introduced the risk management system on December 15, 2000 to manage the remaining foreign exchange more systematically.

7. Important contracts

A. Import Contract

N.A.

8. Research & Development

A. R & D Organization

		Number of Teams or groups	Staff
In-house	Technology Development Department	10	70
	Environment & Energy Department	3	18
	Technical Research Laboratory (Group)	11	450
	Tokyo Research Laboratories		15
	EU office		10
Independent	Research Institute of Industrial Science and Technology		463

B. R&D Expense

(Million Won)

	2001	2000	1999
1. Raw Materials	21,362	14,782	12,353
2. Labor cost	18,588	20,075	17,180
3. Depreciation	15,626	15,785	15,535
4. Subcontract	100,598	101,561	70,273
5. Other Expense	24,259	24,942	20,545
Total	180,433	177,145	135,886

C. R&D projects

Year	No. of Projects	Major Projects
1999	376	- Development of Commercial Invar Alloy - Minimization Technology of coating sag and zinc ash of Hot-dip Galvanized Steel Sheets - Development of Technology of New Shape Control in Tandem Cold Rolling Mill - Process Development for the Treatment of the Flue Gas in the Fluidized Bed Incinerator - A Study on Manufacturing Condition and Assessment of Formability for Ultra-High Temper Black plate - Development of High Tensile Strength Bead Wire for Direct Drawing - Development of an optimization technology in an incinerator operation to minimize a pollutant emission - Development of anti-fingerprint coating containing inorganic compound
2000	406	- Technology for Reduction of skull in RH-TOB System - Development of Repair Welding Technology of Steel Structure - Development of Material and can-making Technology for Ultra Light D&I Can - Development of Zn Electrolyte for improved Surface Appearance - Technology of Product Enhancement for Mini-Mill - Development of GA Super-EDDQ - Technology for Recycling EAF Dust Directly to Furnace
2001	478	- Development of Strip Casting Process - Development of Fluidized Bed Reduction and Charging Technology with FINEX 150t/d Pilot Plan

		- Combined Removal of Air Pollutants using Non-thermal Plasma Process - Development of integrated recoiling process for hot rolled strip - Development of wire rope for direct drawing - Control of Center Segregation in Slab for High Carbon Steel - Development of Advanced Steel Furniture compatible with Digitalized Office Environment - Development of the Non-oriented Electrical Steel with Superior Magnetic Properties - Biological metal recovery from electroplating wastewater

9. Other information for investment decision making

A. Funding from domestic market

(Hundred Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	7	-7	
Banks			
Others			
From Capital Market			
Bond (private)			
Bond (public)	23,000		23,000
Others			
Total	23,000		23,000

※ Total amount of Corporate Bond issued during 1Q 2002 is KRW 150 billion.

B. Funding from overseas

(Hundred Million Won)

	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	6,934	-102	6,832
Bond	22,040	-81	21,959
Equity			
Others			
Total	28,974	-182	28,792

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

(Unit: million won)

	2001	2000	1999	1998	1997
Current Assets	3,560,773	4,543,060	4,166,180	4,916,958	4,379,635
Quick Assets	2,191,303	3,080,993	2,876,489	3,688,226	3,014,375
Inventories	1,369,470	1,462,067	1,289,691	1,228,732	1,365,260
Fixed Assets	14,054,757	13,223,506	13,061,277	13,054,614	12,946,543
Investments	4,609,647	3,990,724	3,443,239	2,886,121	2,838,856
Tangible Assets	9,118,588	8,929,983	9,411,491	9,668,946	9,080,477
Intangible Assets	326,521	302,799	206,547	148,488	132,612
Deferred Assets	0	0	0	351,059	894,598
Total Assets	17,615,530	17,766,566	17,227,457	17,971,572	17,326,178
Current Liabilities	2,252,545	3,509,702	2,994,780	3,589,097	4,024,810
Fixed Liabilities	5,166,492	4,826,918	5,146,157	5,979,965	6,098,591
Total Liabilities	7,419,037	8,336,620	8,140,937	9,586,251	10,145,416
Common Stock	482,403	482,403	482,403	482,403	469,509
Capital Surplus	3,673,621	3,670,458	3,675,351	3,904,348	3,694,627
Retained Earnings	6,986,939	6,662,163	3,172,776	4,085,475	3,080,162
Capital Adjustments	△946,470	△1,385,078	△279,825	△86,905	△63,536
Total Shareholders' Equity	10,196,493	9,429,946	9,086,148	8,385,321	7,180,762
Total Sales	11,086,119	11,692,000	10,696,148	11,137,684	9,718,093
Operating Profit	1,429,457	2,099,224	1,819,452	1,720,182	1,794,639
Recurring Profit	1,114,971	1,331,484	1,662,779	1,415,313	869,909
Net Profit	819,319	1,636,991	1,558,032	1,122,867	728,983

2. Items to pay attention for use of Financial Statements

A. Principles to write Financial Statements

The company prepared its financial statements in accordance with Generally Agreed Accounting Principle and Certified Public Accountant's audit opinions on financial statements are as follows.

	For FY 2002	For FY 1999, 2000, 2001	FYs 1998
CPAs	Samil PriceWaterhouseCoopers	Anjin & Co Arthur Anderson	San Tong KPMG
Audit Opinion	Unqualified	Unqualified	Unqualified

We have reviewed the accompanying balance sheet of POSCO (the "Company") as of March 31,2002, and the related statement of earnings for the three-month period then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to issuue a report on these financial statements based on our review.

The financial statements of the Company for the three-month period ended March 31, 2001, presented herein for comparative purposes, were reviewed by Anjin Accounting Corporation. In their review report date April 20, 2001, they stated that nothing came to their attention that cause them to believe that the related financial statements were not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly & semi-annual financial statements in the Republic of Korea.

We conducted our reviews in accordance with standards for independent accountants' review of semi-annual financial statements as established by Securities and Futures Commissions of the Republic of Korea applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedure applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly & semi-annual financial statements in the Republic of Korea.

B. Any violations against GAAP

(1) Violations which need to amend financial statements

N.A.

(2) Violations which are not related with amendment of financial statements

N.A.

C. Other items to be paid attentions

(1) Changing of company name:

As discussed in Note 1 to the quarterly financial statements, the Company changed its name from Pohang Iron & Steel Co., Ltd. to POSCO in accordance with the approval of shareholders on March 15, 2000.

(2) Transaction with interested parties

As discussed in Note 22 to the financial statements, during the three month periods ended march 31, 2001 and 2001, the Company entered into sales and purchases transactions with related parties amounting to ₩ 475,095 million and ₩ 462,985 million respectively in 2001. Related receivables and payables are ₩ 326,670 million and ₩180,004 million respectively as of March 31, 2002, and ₩329,652 million ₩165,865 million respectively as of March 31, 2001.

(3) Uncertainty of Korean economy

As discussed in Note 25 to the financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

* Above statements are referred from Auditor's report.

3. Accounting policies

A. Allowance for Doubtful Accounts

the Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

B. Allowance ratio for doubtful account for the past three years

(Million won, %)

		Total	Allowance	Allowance Ratio
1st quarter 2002	Receivables	939,192	9,352	1.0
	Short term loans	2,334	23	1.0
	Other account receivables	83,295	530	0.64
	Long term loans	1,119	11	1.00
	Long term receivables	47,015	4,245	9.03
	Other investment	141,156	70,578	50.00
1st quarter 2001	Receivables	1,144,302	11,405	1.00
	Short term loans	11,436	36	0.31
	Other account receivables	161,043	1,185	0.74
	Long term loans	96,726	967	1.00
	Long term receivables	51,768	8,283	16.00
	Other investment	380	170	44.74
2001	Receivables	1,133,188	11,293	1.00
	Short term loans	96,270	1	0.00
	Other account receivables	32,057	55	0.17
	Long term loans	1,103	11	1.00
	Long term receivables	46,236	4,245	9.18
	Other investment	138,148	69,074	50.00
2000	Receivables	1,294,389	12,914	1.00
	Short term loans	9,251	29	0.32
	Other account receivables	86,437	680	0.79
	Long term loans	100,173	1,002	1.00
	Long term receivables	53,129	9,319	17.54
	Other investment	380	170	44.71

C. Changes in accounting policy for the past 5 years

(1) Change of useful lives of tangible assets (1999) :

The Company changed its estimate of useful lives of certain machinery acquired before December 31, 1994 from 7-9 years to 8 years to more appropriately reflect the economic useful lives of these assets.

(2) Change in allowance for special repairs (1999) :

The Company changed its estimation method of future inflation rate from the average of historical data to long-term forecast data published by POSCO Research Institute to more appropriately estimate allowance for repairs

D. Any net loss for the past 5 years and the reasons

N.A.

E. For the past 5 years, when did the company record net income change greater than 30% compared to previous years and why?

(1) Net income for the recent 5 years

(billion won)

2001		2000		1999		1998		1997	
	Change		Change		Change		Change		Change
819	-50%	1637	5%	1,558	39%	1,123	54%	729	17%

(2) Main reasons for net income change

- Change in sale volume and price
- Change in raw material and impact of exchange
- Extraordinary gain from evaluation of investment securities
- Cost reduction activities, etc.

4. Unconsolidated Financial Statements

A. Balance Sheet

Refer to the attached the review report for the three months periods ended March 31, 2002

B. Income Statements

Refer to the attached the review report for the three months periods ended March 31, 2002

C. Statements of Appropriations of Retained Earnings

Refer to the attached the review report for the three months periods ended March 31, 2002

5. Consolidated Financial Statements

Summary for the fiscal years 1997 through 2001

(million won)

	2001	2000	1999	1998	1997
Current Assets	4,960,937	6,306,451	5,982,514	7,016,426	6,515,798
Quick Assets	3,223,686	4,394,808	4,306,231	5,441,838	4,767,796
Inventories	1,737,251	1,911,643	1,676,282	1,574,588	1,748,003
Fixed Assets	14,444,398	13,840,224	13,685,492	13,562,658	13,102,256
Investments	3,352,924	2,849,980	2,472,524	1,763,880	2,454,191
Tangible Assets	10,600,766	10,536,136	10,811,472	11,153,471	9,530,128
Intangible Assets	490,708	454,108	401,496	241,257	194,633
Deferred Assets	-	-	-	404,050	923,303
Adjustment for consolidation	-	-	30,899	21,619	4,678
Total Assets	19,405,334	20,146,675	19,698,905	20,600,703	19,622,732
Current Liabilities	3,618,918	5,346,831	4,254,361	5,190,203	5,549,079
Fixed Liabilities	5,434,628	5,241,545	5,965,490	7,059,046	6,739,281
Deferred Liabilities	-	-	-	17,231	22,070

Total Liabilities	9,054,546	10,588,376	10,489,851	12,266,480	12,310,431
Minority Interest	168,171	159,623	121,333	118,129	75,427
Common Stock	482,403	482,403	482,403	482,403	469,509
Capital Surplus	3,859,030	3,860,756	3,799,991	4,023,046	3,805,605
Retained Earnings	6,966,189	6,595,470	5,193,185	3,675,392	2,830,306
Capital Adjustments	△1,125,004	△1,539,953	△396,830	35,253	126,977
Adjustment for consolidation	-	-	-	-	4,477
Total Shareholders' Equity	10,350,788	9,558,299	9,087,721	8,216,094	7,236,875
Total Sales	13,121,097	13,776,214	12,701,013	13,613,157	11,517,988
Operating Profit	1,587,293	2,306,463	2,020,120	1,900,700	1,934,636
Recurring Profit	1,174,673	1,384,660	1,754,161	1,506,764	900,112
Total Net Profit	837,210	1,642,350	1,602,308	1,107,696	711,156
Consolidated Net Profit	845,679	1,636,667	1,554,397	952,933	729,258
Number of consolidated companies	32	34	34	34	26

6. Consolidated Financial Statements

A. Consolidated Balance Sheet

Refer to the 34th Consolidated Financial Statements as of December 31,2001

B. Consolidated Income Statements

Refer to the 34th Consolidated Financial Statements as of December 31, 2001

C. Consolidated Statements of Appropriations of Retained Earnings

Refer to the 34th Consolidated Financial Statements as of December 31, 2001

IV. Audits and Auditors

1. Independent Auditors' Opinion

A. Auditor's opinion

	1Q2002	1Q 2001	2001	2000
Auditor	Samil Accounting Corporation	Anjin & Co Arthur Anderson		

B. Summary of review of financial statements

The Auditor (Samil Accounting Corporation) have reviewed the accompanying balance sheet of POSCO (the "Company") as of March 31,2002, and the related statement of earnings for the three-month period then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to issuue a report on these financial statements based on our review.

C. Special Items in Auditors' Reports

For the three month periods ended March 31, 2002

(1) Changing of company name:

As discussed in Note 1 to the quarterly financial statements, the Company changed its name from Pohang Iron & Steel Co., Ltd. to POSCO in accordance with the approval of shareholders on March 15, 2000.

(2) Transaction with interested parties

As discussed in Note 22 to the financial statements, during the three month periods ended march 31, 2001 and 2001, the Company entered into sales and purchases transactions with related parties amounting to ₩ 475,095 million and ₩ 462,985 million respectively in 2001. Related receivables and payables are ₩ 326,670 million and ₩180,004 million respectively as of March 31, 2002, and ₩329,652 million ₩165,865 million respectively as of March 31, 2001.

(3) Uncertainty of Korean economy

As discussed in Note 25 to the financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

The 34th fiscal year

(1) Changing of accounting estimate :

The Company has changed its accounting estimate for the reserve for special repairs from furnace-specific to company-wide standards to more appropriately reflect the replacement cycles and characters of furnaces. This resulted in an increase in net income of ₩59,108 million for the year ended December 31,2001.

(2) Extraordinary gain

The Company transferred its existing 25.26 percent investment in Shinsegi Telecomm's stock, which was acquired before

December 20, 1998, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments (extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

(3) Prepayment of severance indemnities

The Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 had been estimated to be ₩1,389,285 million, of which ₩446,531 million and ₩937,514 million was paid in September, 2001 and 2000 respectively.

(4) Uncertainty of Korean economy

As discussed in Note 32 to the non-consolidated financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

The 33rd fiscal year

We conducted our review in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

(1) Extraordinary Gain
As discussed in Note 19 to the non-consolidated financial statements, the Company transferred its existing 25.26 percent investment in Shinsegi Telecomm's stock, which was acquired before December 20, 1999, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments(extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

(2) Payment of Severance Indemnities
As discussed in Note 2 to the non-consolidated financial statements, the Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000, if their severance payment is equal to or less than ₩50 million each. Under the new calculation method, employees will receive as retirement and severance pay one-month's salary for each year of service. Under the old method, employees had received 1.6 months' salary for each year of employment. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 was estimated to be ₩1,389,285 million, of which ₩937,514 million was paid in June, 2000 and the remaining balance of ₩451,771 million has been recorded as other accounts payable and is scheduled to be paid before June, 2001.

(3) Completion of Privatization
As discussed in Note 25 to the non-consolidated financial statements, in accordance with the Government's Privatization Policy for the Company, on October 4. 2000. the Company issued the seventh American Depositary Receipts("ADR") as a disposition of 4.60 percent or 4,438 thousand shares, out of 6.84 percent or 6,599 thousand shares owned by the Korea Development Bank. The remaining 2.24 percent or 2,161 thousand shares owned by the Korea Development Bank was acquired by the Company as treasury stock, thereby completing the privatization of the Company.

The accompanying non-consolidated financial statements do not present the financial position and result of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Korea. Accordingly, the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles and their application in practice.

2. Renumeration for the auditors

A. Auditing fee for three years

	Auditing Fee
1999	₩ 395,000,000
2000	₩ 520,000,000
2001	₩ 580,000,000

B. Auditing period

	Period for Auditing
1999	14 weeks
2000	18 weeks
2001	19 weeks

C. Consulting contract with auditors for recent 3 years

(Thousand won)

	Contracts	Fee
1999	4 contracts including refractory cost survey	171,804
2000	8 contracts including evaluation of POSCO Huls	325,550
2001	2 contract including tax consulting for 2001	46,000

V. Overview of Governance Structure and Major Subsidiaries and Affiliates

1. Corporate Governance

A. The Board of Directors and Others

(1) Composition of the Board

(a) Responsibilities of the Board

- Deliberation and decision-making on statutory and key managerial matters
  - on statutory matters including convening the general meeting of shareholders, making decisions on the agenda for the shareholders' meeting, issuance of debt securities, and purchase of shares.
  - on key managerial matters including establishing and revising management goals, core management strategies, and CIs and deciding on significant new outside investments
- Recommending candidates for standing directors, nominating Representative Director Chairman and Representative Director President as well as the Senior Executive Vice President, Executive Vice President, and Vice President
- Nominating members of special committees
- Making decisions on the functionality of the Board and its committees

(b) Regarding the announcement of resumes of directorship candidates and shareholders' recommendations thereto prior to the general meeting of shareholders

- On February 21, 2002, Director Candidate Recommendation Committee recommended 4 candidate for the positions of outside directors.
- On February 22, 2002, Board of Directors recommended 2 standing directors
- On February 22, 2002, Personal profile of the outside director candidates was disclosed
- On March 15, 2002, the recommended candidates were nominated as outside directors by the general meeting of shareholders

(c) Regarding the formation and composition of Director Candidate Recommendation Committee

- On March 17, 2000, the committee was established
- On March 15, 2002, the Director Candidate Recommendation and Evaluation Committee was established.

Name	Directorship	Others
Ung-suh Park	Outside Director	Chairman
Ku-Taek, Lee	Standing Director	Member
Samuel Chevalier	Outside Director	Member
Jong-won Lim	Outside Director	Member
Yong-woon Kim	Standing Director	Member

(d) Outside Directors (including name, educational background, work experience, relationship with the largest shareholder, and internal controls for access to significant managerial information)

Name	Experience	Relationship with the largest shareholder	Qualifications
Ung-suh Park	Currently Deputy Dean of Graduate school of Business Administration of Sejon Univ. And chairman of the OECD Economy and Industry Advisory Committee	None	All qualifications met
Jae-young Chung	Currently professor of the College of Economics, Seungkyungwan Univ. and member of the Trade Negotiations Committee of the Ministry of Foreign and Trade	None	All qualifications met
Guil-soo Shin	Currently professor and served as chancellor of the College of Economics, Myongji Univ.	None	All qualifications met
Jong-won Lim	Currently professor of the Dept. of Business Administration of SNU. Served as chairman of the Korea Marketing Academy	None	All qualifications met
Samuel Chevalier	Currently vice president of the Bank of New York Served as president of the Bank of Irving	None	All qualifications met
Soon Kim	Currently adviser to the Korea Machinery Industry Promotion Association. Served as chairman of the Appeal Hearing Committee	None	All qualifications met
Woo-hoe Park	Currently Chairman of Seoul Economist Club Served as professor of the Dept. of Economics, SNU	None	All qualifications met
Dae-wook Yoon	Currently adviser to SK Oxy Chemical Co., Ltd. Served as representative and president of SK Oxy Chemical Co., Ltd.	None	All qualifications met

- Internal Controls for Access to Significant Managerial Information
  - All significant matters of the Company are submitted as agenda to the board of directors (related materials are distributed prior to the board meeting).
  - The agenda to be submitted to the board undergoes a prior review by the board committees which are mostly composed of outside directors.
  - Outside directors are closely related to some departments of management. The Company's managerial state is periodically reported and related materials are provided on a frequent basis.
  - Workshops and seminars on management are held for outside directors.

(e) Public Liability Insurance for Directors

(Unit: million won)

Name	Premium	Amount insured	Amount to be borne to POSCO
All directors	27	30,000	All premium

(2) Matters regarding the operation of the Board

(a) Significant Regulations

- Matters To Be Submitted to the Board
  - Convening the general meetings of shareholders and making decisions on the agenda, issuance of debt securities, and purchase of proprietary shares
  - Key managerial matters including establishing and revising management goals, core management strategies, important CIs and deciding on important new outside investments
- Composition and function of board committees

	Composition	Function
Audit Committee	4 Outside Directors (Outside Director should be more than 2/3)	- Audit of Accounting and operation - Writing audit report on financial statements and report to Annual general shareholders meeting
Director Candidate Recommendation and Evaluation Committee	3 Outside Directors 2 Standing Directors	- Review qualifications of candidates for standing director and recommend outside director - Nominate representative Directors from Standing Directors - Preview nomination of members of special committees
Executive Management Committee	7 Standing Directors	- Review and approve the investment plan, human resource structure, and labor relation change
Finance and Operation Committee	3 Outside Directors 2 Standing Directors	- Review of major investment plan and amendments of operational rule of the Board meeting. - Deliberation and resolution of agenda related financing and donation ranged from 100 million won to one billion won.

(b) Major Activities of the Board

Date	Agenda	Approval	Number of outside Directors
January 23	6 items including special committee regulation	All 6 items	

		approved	
February 22	2 items including donation to POSCO educational foundation	All 2 items approved	
March 15	2 items including the composition of special committee	All 2 items approved	
April 27	6 items including setting up ESOP	All 6 items approved	

(c) Composition and Activities of the Board Committees

- Composition: Please refer to the operational regulations of the Board
- Activities

Date	Committees	Agenda
2002.1.22	Finance and Operation Committee	5 items including operation of special committee
2002.1.22	Management Development and compensation committee	2 items including management evaluation
2002.1.23	Director Candidate Recommendation Committee	approve the position of standing directors
2002.2.20	Finance and Operation Committee	POSCO educational foundation plan
2002.2.21	Director Candidate Recommendation Committee	2 items including evaluation and recommendation of outside director candidates
2002.3.15	Director Candidate Recommendation and evaluation Committee	appoint the position of standing directors
2002.4.26	Finance and Operation Committee	5 items including establishment of electric environment board
2002.4.27	Director Candidate Recommendation and evaluation Committee	2 items including endowment of stock option

B. Audit System-Related Matters

(1) Audit Organizations

(a) Establishment and Composition of the Audit Committee (and Auditors)

- Date established: March 17, 2000
- Composition: 4 members (Four outside directors)
- The Company must set those internal controls up in accordance with the Commercial Code (Section 2 of Clause 415) and the Securities Exchange Act (Section 17 of Clause 191) which require any companies whose total assets are over 2 trillion KRW to establish said controls.

(b) Whether to establish an internal system under which the Audit Committee (Auditors) (the "Committee") can access the management information necessary to conduct the auditing duties of the Committee;

To be specified in the Operation Regulations of the Audit Committee based on the relevant laws and regulations

A. The Committee shall inspect the directors' execution of their duties.

B. The Committee may request the directors to report the Company's business or investigate the status of the company's businesses and financial conditions.

C. If the Committee is concerned that any actions by a director in violation of the relevant laws and regulations or the Articles of Incorporation of the Company may cause irrecoverable losses to the Company, the Committee may request the director to suspend such actions.

D. The Committee may request that an extraordinary general shareholders' meeting be convened by submitting to the Board of Directors a written request specifying the purposes of the meeting and the reasons for the convocation.

E. The Committee may request any companies which the Company has invested in ("Invested Company") to report to the Committee their business activities, if necessary. If the Invested Company does not report to the Committee immediately or the contents of the report is necessary to be confirmed, the Committee may investigate the status of the financial condition and business of the Invested Company.

F. The Committee may seek advice from outside experts at the Company's expense, if necessary.

(c) Personnel Details of Auditors

Name	Major Experience	Qualifications	Others
Jae-young Chung	Professor of the College of Economics, Seungkyunkwan Univ.	All qualifications duly met	Chairman
Ung-suh Park	Deputy Dean of Gradute School of Business Administration of Seong Univ.	All qualifications duly met	
Woo-hee Park	Professor of the College of Economics, SNU	All qualifications duly met	
Dae-wook Yoon	Advisor of SK Oxy Chemical Co.,Ltd	All qualifications duly met	

(2) Major Activities of the Audit Committee (Auditors)

Date	Agenda	Approval
2002.1.18	revise the operation rule of audit committee The scheme for nominating external auditor	Approved
2002.2.19	34 Financial Statement The assessment of working situation related to internal accounting system Nominate external auditor	Approved

2002.3.13	Approve external auditor	Approved
2002.3.15	Nominate chairman of audit committee Appoint general manager of audit department	Approved

C. Matters Regarding Shareholders' Exercise of Voting Rights

(1) Cumulative voting

None applied.

(2) Voting in writing or electronic voting

None applied.

(3) Minority shareholders' exercise of voting rights

None applied.

D. Compensation for Management

(1) Compensation for Directors (including outside directors) and Auditors

(Unit: Million won)

Division	Total amount paid (Jan. ~ Mar.)	Upper limit set by OGM	Average amount paid per cap.
Directors	265 million	- 2,000 million won -Performance bonus : . 100% of yearly compensation . 200% of representative directors	53 million

(2) Stock option for directors :

Refer to Ⅰ.Overview 4.Total number of shares, Stock option

2. Related Companies

A. Breakdown by POSCO's Ownership

(1) Companies with POSCO's Ownership of Over 20%

Company	POSCO's Interest (%)	Company	POSCO's Interest (%)
Pohang Coated Steel	95.2%	Dalian POSCO-CFM Coated Steel	40.0%

Changwon Specialty Steel Co.	72.2%	Zhangjiagang Pohang STS Steel	82.5%
POSCON	96.8%	Shunde Pohang Coated Steel	90.8%
POSCO Machinery Engineering	100%	POSVINA	50.0%
POSCO Machinery Co.	100%	MYANMAR POSCO	70.0%
POSCOENC	97.4%	POSAM	99.3%
POS A.C. Architects & Engineering	100%	KOBRASCO	50.0%
POSTEEL	95.3%	POSINVEST	100.0%
POSDATA	65%	PT.POSNESIA	70.0%
Seung Kwang	66%	POSA	100.0%
POSRI	95%	POA	100.0%
POSTECH Venture	95%	PT.KS-POSCO	40.0%
POS-ENERGY	95%	POSCHROME	25.0%
Korea Daily News	22.4%	VPS	35.0%
POSREC	24.3%	POSVEN	40.0%

- POSCO Engineering & Construction was changed to POSCOENC (Company Name)
- Ownership of KOREA Daily NEWS was changed due to the increase of capital with consideration (Ownership change: 36.73% → 22.41%)

(2) Companies with POSCO's Ownership of 10% to 20%

Company	POSCO's Interest (%)	Company	POSCO's Interest (%)
Kihyup Finance	10.3	VINAPIPE	10.6
Daekyeong Steel	19.0	EntoB	17.5
Chunnam Pro-soccer Association	13.2	SK IMT	12.0
Pohang Pro-soccer Association	16.7	SUS	10.0

(3) The Companies with Joint Investment by POSCO and its Subsidiaries

Company	Investor	Interest (%)	Company	Investor	Interest (%)
Dalian POSCO-CFM Coated Steel	POSCO POSTEEL	40.0 15.0	POS-Tianjin Coil Center Co.	POSCO POSTEEL	10.0 60.0
VSC-POSCO Steel Corp.	POSCO POSTEEL	35.0 5.0	Global Unity	POSCO POA	13.3 3.3
POS-THAI	POSCO	11.7	POSVEN	POSCO	40.0

	POSTEEL	52.2		POSTEEL POSEC	10.0 10.0
Shunde Xing Pu Steel Center Co.	POSCO POSTEEL	10.5 10.5	POS-HYUNDAI	POSCO POSTEEL	10.0 19.5

(4) Companies with Interest of over 10% of POSCO's Subsidiaries

Companies	Investors	Interests
Shanghai POSEC Real Estate Development Co., Ltd.	POSEC	100.0%
POSEC- HAWAII INC	"	100.0%
International B/C CO	"	60.0%
POSLILAMA STEEL STRUCTURE CO.	"	60.0%
Midas IT	"	27.9%
Incheon International Airport Railroad	"	11.0%
Zhangjiagang POSEC Shagang Steel Port Co., Ltd	"	25.0%
	ZPSS	65.0%
PIO	POSTEEL	100.0%
POSCAN	"	100.0%
POS-Tianjin Coil Center Co.	"	60.0%
Soju-Dongshin Color Metal Sheet Company Ltd	"	30.0%
POS-THAI	"	52.2%
POS-Hyundai	"	19.5%
Zhangjiagang Xiaosha Steel Coil Service Center	"	17.5%
Dalian POSCO-CFM Coated Steel		15.0%
Korea Nickel Company Ltd.	"	14.0%
Shunde Xing Pu Steel Center Co.	"	10.5%
UPI	POSAM	50.0%
POSMETAL	PIO	50.0%
Fujiura Butsuryu Center Co., Ltd.	PIO	30.0%
Dong Bang Special Steel Co., Ltd.	POSCON	14.0%
Kognotec Korea	POSDATA	40.0%
Insolution Co., Ltd.	POSDATA	14.0%
Success Maker.Co.Ltd	"	19.9%
Carpos Club Co., Ltd	"	19.7%
POSMEC MasRoll Korea, Co., Ltd.	POSMEC	19.0%
Korea Sports Promotion	Seung Kwang	16.4%

B. Financial performance by subsidiaries and affiliated companies

POSCOENC

(Million Won)

	2001	2000	1999
Current Asset	635,294	685,916	681,464
Quick Asset	520,430	544,346	558,144
Inventory	114,864	141,570	123,320
Fixed Asset	456,401	388,202	374,202
Investment	398,195	320,280	309,208
Tangible Asset	49,725	67,051	63,654
Intangible Asset	8,481	871	1,340
Deferred Asset	-	-	-
Total Asset	1,091,695	1,074,118	1,055,666
Current Liabilities	361,139	335,919	313,628
Fixed Liabilities	44,914	92,243	123,311
Total Liabilities	406,053	428,162	436,938
Common Stock	343,481	343,481	343,481
Capital Surplus	95,686	95,686	95,686
Capital Reseves	95,686	95,686	95,686
Assets Revaluation Surplus	-	-	-
Retained Earnings	238,181	204,593	185,067
Capital Adjustment	8,294	2,196	-5,506
Shareholders' Equity	685,642	645,956	618,728
Sales	949,230	613,525	809,441
Operating Income	65,166	24,005	58,590
Ordinary Income	57,695	32,140	69,493
Net Income	43,892	19,161	47,001

POSTEEL

(Million Won)

	2001	2000	1999
Current Asset	185,543	263,042	355,716
Quick Asset	180,942	251,816	348,404
Inventory	4,601	11,226	7,312
Fixed Asset	344,893	299,296	256,132
Investment	200,036	171,505	132,383
Tangible Asset	139,958	127,074	123,592
Intangible Asset	4,899	716	157
Deferred Asset	-	-	-
Total Asset	530,436	562,338	611,848
Current Liabilities	210,360	253,871	315,256
Fixed Liabilities	15,772	12,239	19,643
Total Liabilities	226,132	266,111	334,899
Common Stock	90,000	90,000	90,000
Capital Surplus	119,788	119,788	119,788
Capital Reseves	119,788	119,788	119,788
Assets Revaluation Surplus	-	-	-
Retained Earnings	75,535	66,865	52,874
Capital Adjustment	18,981	19,574	14,287
Shareholders' Equity	304,304	296,227	276,949
Sales	1,918,258	2,090,204	2,191,625
Operating Income	8,595	11,265	7,792
Ordinary Income	11,494	21,460	7,181
Net Income	8,659	16,626	8,184

POSCON

(Million Won)

	2001	2000	1999
Current Asset	57,341	66,618	56,397
Quick Asset	56,795	66,245	54,823
Inventory	546	372	1,573
Fixed Asset	49,481	45,244	58,516
Investment	28,087	25,976	41,323
Tangible Asset	18,452	19,269	17,194
Intangible Asset	2,942	-	-
Deferred Asset	-	-	-
Total Asset	106,822	111,862	114,913
Current Liabilities	36,454	47,253	33,526
Fixed Liabilities	1,815	786	23,305
Total Liabilities	38,269	48,040	56,831
Common Stock	46,000	46,000	46,000
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	22,551	17,821	12,082
Capital Adjustment	2	1	-
Shareholders' Equity	68,553	63,822	58,082
Sales	202,357	166,591	147,778
Operating Income	5,724	5,074	5,273
Ordinary Income	7,839	6,262	7,770
Net Income	6,110	4,067	6,015

Pohang Coated Steel

(Million Won)

	2001	2000	1999
Current Asset	132,682	155,048	138,345
Quick Asset	100,190	108,467	113,990
Inventory	32,492	46,580	24,354
Fixed Asset	138,831	142,874	95,011
Investment	11,810	8,289	18,598
Tangible Asset	126,379	134,582	76,410
Intangible Asset	642	4	3
Deferred Asset	-	-	-
Total Asset	271,513	297,922	233,356
Current Liabilities	73,040	117,389	131,592
Fixed Liabilities	10,560	7,318	3,287
Total Liabilities	83,600	124,707	134,879
Common Stock	21,000	39,000	39,000
Capital Surplus	90,757	70,065	9,706
Capital Reseves	29,803	9,111	9,706
Assets Revaluation Surplus	60,954	60,955	-
Retained Earnings	76,156	64,150	49,771
Capital Adjustment	-	-	-
Shareholders' Equity	187,913	173,215	98,477
Sales	395,965	376,491	347,337
Operating Income	21,566	28,158	16,310
Ordinary Income	22,157	29,068	18,375
Net Income	15,156	20,228	12,613

POSCO Machinery Engineering

	2001	2000	1999
Current Asset	24,893	30,069	30,617
Quick Asset	23,843	29,121	29,767
Inventory	1,050	948	850
Fixed Asset	15,678	15,867	23,525
Investment	4,475	3,901	10,944
Tangible Asset	10,986	11,646	12,480
Intangible Asset	217	320	102
Deferred Asset	-	-	-
Total Asset	40,571	45,935	54,142
Current Liabilities	10,404	16,297	18,828
Fixed Liabilities	1,794	1,457	10,162
Total Liabilities	12,198	17,754	28,990
Common Stock	17,000	17,000	17,000
Capital Surplus	544	544	544
Capital Reseves	544	544	-
Assets Revaluation Surplus	-	-	544
Retained Earnings	10,829	10,638	7,608
Capital Adjustment	-	-	-
Shareholders' Equity	28,373	28,182	25,152
Sales	109,004	104,206	95,712
Operating Income	5,614	5,175	3,550
Ordinary Income	228	5,404	5,731
Net Income	191	3,729	3,129

POSDATA

(Million Won)

	2001	2000	1999
Current Asset	63,573	82,269	57,442
Quick Asset	59,356	79,502	54,684
Inventory	4,217	2,767	2,758
Fixed Asset	130,783	94,841	78,122
Investment	23,195	7,856	16,882
Tangible Asset	102,026	84,366	59,251
Intangible Asset	5,562	2,620	1,989
Deferred Asset	-	-	-
Total Asset	194,356	177,110	135,564
Current Liabilities	63,692	82,123	59,539
Fixed Liabilities	33,028	7,408	29,832
Total Liabilities	96,720	89,532	89,370
Common Stock	30,776	30,776	35,000
Capital Surplus	37,106	37,106	-
Capital Reseves	37,106	37,106	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	29,756	19,697	11,194
Capital Adjustment	-2	-	-
Shareholders' Equity	97,636	87,578	46,194
Sales	301,917	269,335	181,416
Operating Income	17,347	16,607	7,193
Ordinary Income	14,917	16,566	6,462
Net Income	13,136	11,540	5,708

POSRI

(Million Won)

	2001	2000	1999
Current Asset	13,007	11,658	16,282
Quick Asset	13,007	11,658	16,282
Inventory	-	-	-
Fixed Asset	12,120	12,834	13,643
Investment	1,195	1,315	2,030
Tangible Asset	10,576	11,079	11,613
Intangible Asset	349	440	-
Deferred Asset	-	-	-
Total Asset	25,127	24,493	29,926
Current Liabilities	1,450	1,298	6,695
Fixed Liabilities	431	223	913
Total Liabilities	1,881	1,520	7,608
Common Stock	20,000	20,000	20,000
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	3,246	2,973	2,318
Capital Adjustment	-	-	-
Shareholders' Equity	23,246	22,973	22,318
Sales	11,872	12,019	9,041
Operating Income	-167	212	20
Ordinary Income	403	968	1,176
Net Income	273	655	811

Seung Kwang

(Million Won)

	2001	2000	1999
Current Asset	574	354	4,647
Quick Asset	379	191	4,520
Inventory	195	163	126
Fixed Asset	75,120	76,343	75,160
Investment	8,916	8,897	8,480
Tangible Asset	66,204	67,446	66,680
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	75,694	76,697	79,807
Current Liabilities	6,769	9,298	1,967
Fixed Liabilities	30,338	30,253	40,255
Total Liabilities	37,107	39,551	42,222
Common Stock	41,450	41,450	41,450
Capital Surplus	913	913	913
Capital Reseves	913	913	913
Assets Revaluation Surplus	-	-	-
Retained Earnings	-3,776	-5,217	-5,498
Capital Adjustment	-	-	721
Shareholders' Equity	38,587	37,146	37,585
Sales	11,512	9,301	7,022
Operating Income	2,031	939	837
Ordinary Income	1,515	282	3
Net Income	1,441	282	-265

POS A.C.

(Million Won)

	2001	2000	1999
Current Asset	8,180	7,979	7,564
Quick Asset	8,180	7,979	7,564
Inventory	-	-	-
Fixed Asset	1,819	1,306	2,796
Investment	1,467	1,105	2,506
Tangible Asset	352	201	290
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	9,999	9,285	10,360
Current Liabilities	2,246	2,304	1,671
Fixed Liabilities	1,123	858	3,033
Total Liabilities	3,369	3,162	4,704
Common Stock	1,300	1,300	1,300
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	5,330	4,823	4,357
Capital Adjustment	-	-	-
Shareholders' Equity	6,630	6,123	5,657
Sales	20,746	16,479	15,492
Operating Income	277	524	395
Ordinary Income	624	685	460
Net Income	507	468	136

Changwon Specialty Steel

(Million Won)

	2001	2000	1999
Current Asset	210,158	355,751	378,409
Quick Asset	128,880	252,468	275,647
Inventory	81,278	103,283	102,762
Fixed Asset	481,903	519,237	504,821
Investment	8,121	14,399	2,631
Tangible Asset	422,806	448,601	438,432
Intangible Asset	50,976	56,237	63,759
Deferred Asset	-	-	-
Total Asset	692,061	874,988	883,230
Current Liabilities	195,803	336,784	552,661
Fixed Liabilities	77,335	162,060	25,645
Total Liabilities	273,138	498,844	578,306
Common Stock	360,000	360,000	360,000
Capital Surplus	21	21	-
Capital Reseves	21	21	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	58,902	16,122	-55,076
Capital Adjustment	-	-	-
Shareholders' Equity	418,923	376,144	304,924
Sales	629,717	671,568	578,873
Operating Income	48,468	61,571	69,786
Ordinary Income	52,984	23,082	22,337
Net Income	46,380	16,771	15,609

POSCO Machinery Co.

(Million Won)

	2001	2000	1999
Current Asset	19,015	21,543	19,079
Quick Asset	18,888	21,467	19,069
Inventory	127	76	10
Fixed Asset	10,206	9,296	15,608
Investment	2,541	1,405	7,403
Tangible Asset	7,347	7,859	8,162
Intangible Asset	318	32	43
Deferred Asset	-	-	-
Total Asset	29,221	30,840	34,687
Current Liabilities	9,221	12,578	8,228
Fixed Liabilities	828	425	11,083
Total Liabilities	10,049	13,003	19,311
Common Stock	10,000	10,000	10,000
Capital Surplus	3,229	3,229	3,229
Capital Reseves	3,229	3,229	3,229
Assets Revaluation Surplus	-	-	-
Retained Earnings	5,943	4,608	2,148
Capital Adjustment	-	-	-
Shareholders' Equity	19,172	17,837	15,377
Sales	69,498	67,255	52,277
Operating Income	3,724	4,045	3,305
Ordinary Income	1,905	4,261	4,631
Net Income	1,335	2,960	3,148

POSREC

(Million Won)

	2001	2000	1999
Current Asset	68,905	71,115	70,650
Quick Asset	44,027	41,482	43,432
Inventory	24,878	29,633	27,217
Fixed Asset	46,835	52,483	74,197
Investment	7,151	11,251	29,995
Tangible Asset	39,347	40,915	44,202
Intangible Asset	337	316	-
Deferred Asset	-	-	-
Total Asset	115,740	123,598	144,847
Current Liabilities	41,694	39,569	54,466
Fixed Liabilities	2,138	26,326	37,745
Total Liabilities	43,832	65,895	92,211
Common Stock	29,535	37,500	37,500
Capital Surplus	23,556	3,311	3,311
Capital Reseves	23,556		
Assets Revaluation Surplus	-		
Retained Earnings	18,817	16,892	11,825
Capital Adjustment	-	1	-
Shareholders' Equity	71,908	57,703	52,636
Sales	184,994	187,857	181,004
Operating Income	7,980	11,523	9,343
Ordinary Income	6,442	7,438	4,732
Net Income	4,909	5,060	4,036

POSTECH
Venture

(Million Won)

	2001	2000	1999
Current Asset	9,649	13,639	10,375
Quick Asset	9,649	13,639	10,375
Inventory	-	-	-
Fixed Asset	26,172	23,655	11,938
Investment	26,115	23,530	11,871
Tangible Asset	57	115	45
Intangible Asset	-	11	21
Deferred Asset	-	-	-
Total Asset	35,821	37,294	22,312
Current Liabilities	137	157	74
Fixed Liabilities	287	319	331
Total Liabilities	424	476	405
Common Stock	30,000	30,000	20,000
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	2,580	2,376	1,907
Capital Adjustment	2,817	4,442	-
Shareholders' Equity	35,397	36,818	21,907
Sales	1,397	1,256	1,067
Operating Income	250	456	494
Ordinary Income	301	607	487
Net Income	204	522	472

Korea Daily News

(Million Won)

	2001	2000	1999
Current Asset	36,331	53,873	76,357
Quick Asset	35,772	53,361	75,813
Inventory	559	512	544
Fixed Asset	189,289	213,137	253,521
Investment	37,616	51,907	90,767
Tangible Asset	151,656	161,208	162,726
Intangible Asset	17	22	28
Deferred Asset	-	-	-
Total Asset	225,620	267,010	329,878
Current Liabilities	66,437	127,808	124,900
Fixed Liabilities	96,587	36,490	109,036
Total Liabilities	163,024	164,298	233,936
Common Stock	25,371	54,445	54,445
Capital Surplus	33,949	18,680	18,680
Capital Reseves	29,073	-	-
Assets Revaluation Surplus	4,876	18,680	18,680
Retained Earnings	-	33,229	22,715
Capital Adjustment	3,276	-3,642	102
Shareholders' Equity	62,596	102,712	95,942
Sales	93,976	105,075	157,716
Operating Income	-7,375	-22,742	-25,799
Ordinary Income	-29,509	19,520	-14,826
Net Income	-47,034	10,518	-10,367

Kognotec Korea

(Million Won)

	2001		
Current Asset	634		
Quick Asset	634		
Inventory	-		
Fixed Asset	114		
Investment	58		
Tangible Asset	35		
Intangible Asset	22		
Deferred Asset	-		
Total Asset	749		
Current Liabilities	13		
Fixed Liabilities	-		
Total Liabilities	13		
Common Stock	1,000		
Capital Surplus	-		
Capital Reseves	-		
Assets Revaluation Surplus	-		
Retained Earnings	-261		
Capital Adjustment	-4		
Shareholders' Equity	736		
Sales	-		
Operating Income	-278		
Ordinary Income	-261		
Net Income	-261		

POSAM

(Million Won)

	2001	2000	1999
Current Asset	110,917	110,653	103,436
Quick Asset	103,286	102,092	94,955
Inventory	7,631	8,561	8,481
Fixed Asset	139,294	145,403	132,077
Investment	137,707	143,722	130,454
Tangible Asset	1,587	1,681	1,623
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	250,211	256,056	235,513
Current Liabilities	133,426	143,902	137,954
Fixed Liabilities	-	-	-
Total Liabilities	133,426	143,902	137,954
Common Stock	329,249	357,354	324,929
Capital Surplus	20,420	1	1
Capital Reseves	20,420	1	1
Assets Revaluation Surplus	-	-	-
Retained Earnings	-232,884	-245,201	-227,371
Capital Adjustment	-	-	-
Shareholders' Equity	116,785	112,154	97,559
Sales	300,036	399,345	361,794
Operating Income	7,832	12,050	9,748
Ordinary Income	22,235	7,106	-15,783
Net Income	24,572	4,362	-15,943

POSA

(Million Won)

	2001	2000	1999
Current Asset	38,442	74,246	74,557
Quick Asset	36,297	71,754	72,608
Inventory	2,145	2,492	1,949
Fixed Asset	24,329	24,341	26,964
Investment	4,071	7,459	8,251
Tangible Asset	15,384	16,882	18,713
Intangible Asset	4,874	-	-
Deferred Asset	-	-	-
Total Asset	62,771	98,587	101,521
Current Liabilities	9,821	55,682	60,749
Fixed Liabilities	5,297	6,250	6,220
Total Liabilities	15,118	61,933	66,970
Common Stock	25,853	26,797	28,412
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	21,800	9,858	6,139
Capital Adjustment	-	-	-
Shareholders' Equity	47,653	36,655	34,551
Sales	113,702	170,304	193,123
Operating Income	14,575	7,845	6,236
Ordinary Income	17,213	10,491	6,511
Net Income	12,095	7,554	4,164

POSCAN

(Million Won)

	2001	2000	1999
Current Asset	17,779	12,667	21,210
Quick Asset	11,757	5,068	15,387
Inventory	6,022	7,599	5,823
Fixed Asset	35,998	36,305	34,832
Investment	2,083	2,100	1,970
Tangible Asset	22,359	23,064	22,645
Intangible Asset	11,556	11,141	10,217
Deferred Asset	-	-	-
Total Asset	53,777	48,972	56,041
Current Liabilities	3,890	3,805	11,515
Fixed Liabilities	1,148	-	-
Total Liabilities	5,038	3,805	11,515
Common Stock	45,829	46,212	43,340
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	2,910	-1,045	1,187
Capital Adjustment	-	-	-
Shareholders' Equity	48,739	45,167	44,527
Sales	61,837	48,958	57,351
Operating Income	8,222	1,194	4,385
Ordinary Income	8,794	1,563	4,327
Net Income	7,282	1,259	3,928

VPS

(Million Won)

	2001	2000	1999
Current Asset	17,231	18,710	15,430
Quick Asset	6,068	7,569	5,595
Inventory	11,163	11,141	9,835
Fixed Asset	23,181	24,570	25,603
Investment	29	27	-
Tangible Asset	21,049	22,396	23,113
Intangible Asset	2,103	2,146	2,490
Deferred Asset	-	-	-
Total Asset	40,412	43,280	41,033
Current Liabilities	12,032	18,401	19,088
Fixed Liabilities	6,655	8,094	10,851
Total Liabilities	18,687	26,496	29,939
Common Stock	17,042	16,154	15,116
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	4,683	631	-4,022
Capital Adjustment	-	-	-
Shareholders' Equity	21,725	16,784	11,094
Sales	89,181	71,796	63,728
Operating Income	10,268	8,029	7,496
Ordinary Income	8,041	5,140	4,921
Net Income	7,562	4,865	5,352

POSCAN

(Million Won)

	2001	2000	1999
Current Asset	17,779	12,667	21,210
Quick Asset	11,757	5,068	15,387
Inventory	6,022	7,599	5,823
Fixed Asset	35,998	36,305	34,832
Investment	2,083	2,100	1,970
Tangible Asset	22,359	23,064	22,645
Intangible Asset	11,556	11,141	10,217
Deferred Asset	-	-	-
Total Asset	53,777	48,972	56,041
Current Liabilities	3,890	3,805	11,515
Fixed Liabilities	1,148	-	-
Total Liabilities	5,038	3,805	11,515
Common Stock	45,829	46,212	43,340
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	2,910	-1,045	1,187
Capital Adjustment	-	-	-
Shareholders' Equity	48,739	45,167	44,527
Sales	61,837	48,958	57,351
Operating Income	8,222	1,194	4,385
Ordinary Income	8,794	1,563	4,327
Net Income	7,282	1,259	3,928

POA

(Million Won)

	2001	2000	1999
Current Asset	110,205	74,371	70,183
Quick Asset	110,205	74,371	70,183
Inventory	-	-	-
Fixed Asset	2,616	2,599	2,639
Investment	757	719	654
Tangible Asset	1,859	1,880	1,985
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	112,821	76,970	72,822
Current Liabilities	105,635	70,197	66,856
Fixed Liabilities	1,147	1,038	673
Total Liabilities	106,782	71,234	67,528
Common Stock	1,591	1,512	1,374
Capital Surplus	85	81	74
Capital Reseves	85	81	74
Assets Revaluation Surplus	-	-	-
Retained Earnings	4,363	4,143	3,845
Capital Adjustment	-	-	-
Shareholders' Equity	6,039	5,736	5,294
Sales	668,843	690,038	480,288
Operating Income	2,418	2,211	555
Ordinary Income	2,410	2,699	564
Net Income	2,091	2,384	466

PIO

(Million Won)

	2001	2000	1999
Current Asset	100,525	184,218	179,250
Quick Asset	86,422	157,414	160,098
Inventory	14,103	26,804	19,152
Fixed Asset	48,344	53,925	55,523
Investment	3,881	4,553	4,536
Tangible Asset	44,463	49,372	50,987
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	148,869	238,143	234,773
Current Liabilities	127,703	212,242	202,611
Fixed Liabilities	13,442	17,508	22,222
Total Liabilities	141,145	229,750	224,833
Common Stock	404	441	449
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	7,320	7,952	9,491
Capital Adjustment	-	-	-
Shareholders' Equity	7,724	8,393	9,940
Sales	273,761	398,653	385,829
Operating Income	2,114	5,055	6,907
Ordinary Income	804	2,396	4,502
Net Income	290	1,216	2,092

VPS

(Million Won)

	2001	2000	1999
Current Asset	17,231	18,710	15,430
Quick Asset	6,068	7,569	5,595
Inventory	11,163	11,141	9,835
Fixed Asset	23,181	24,570	25,603
Investment	29	27	-
Tangible Asset	21,049	22,396	23,113
Intangible Asset	2,103	2,146	2,490
Deferred Asset	-	-	-
Total Asset	40,412	43,280	41,033
Current Liabilities	12,032	18,401	19,088
Fixed Liabilities	6,655	8,094	10,851
Total Liabilities	18,687	26,496	29,939
Common Stock	17,042	16,154	15,116
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	4,683	631	-4,022
Capital Adjustment	-	-	-
Shareholders' Equity	21,725	16,784	11,094
Sales	89,181	71,796	63,728
Operating Income	10,268	8,029	7,496
Ordinary Income	8,041	5,140	4,921
Net Income	7,562	4,865	5,352

POSMETAL

(Million Won)

	2001	2000	1999
Current Asset	20,116	25,959	26,714
Quick Asset	15,426	19,554	20,318
Inventory	4,690	6,406	6,396
Fixed Asset	11,367	12,874	13,639
Investment	1,001	843	562
Tangible Asset	10,305	11,927	12,932
Intangible Asset	61	103	146
Deferred Asset	-	-	-
Total Asset	31,483	38,833	40,353
Current Liabilities	22,929	33,532	34,075
Fixed Liabilities	4,053	551	1,683
Total Liabilities	26,982	34,082	35,757
Common Stock	3,028	3,305	3,366
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	1,473	1,446	1,230
Capital Adjustment	-	-	-
Shareholders' Equity	4,501	4,751	4,595
Sales	38,858	42,017	39,965
Operating Income	608	1,010	1,018
Ordinary Income	594	920	1,030
Net Income	286	479	613

Shanghai Posec Real Estate Development

(Million Won)

	2001	2000	1999
Current Asset	465	1,824	7,970
Quick Asset	430	1,795	7,951
Inventory	35	29	19
Fixed Asset	182,916	177,812	158,840
Investment	270	262	263
Tangible Asset	150,499	145,687	150,792
Intangible Asset	32,147	31,864	7,785
Deferred Asset	-	-	-
Total Asset	183,381	179,636	166,810
Current Liabilities	113,514	93,719	25,337
Fixed Liabilities	-	16,972	68,514
Total Liabilities	113,514	110,690	93,850
Common Stock	83,004	78,844	71,674
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	-13,137	-9,898	1,286
Capital Adjustment	-	-	-
Shareholders' Equity	69,867	68,946	72,959
Sales	11,557	2,616	-
Operating Income	3,065	-2,727	-
Ordinary Income	-2,645	-8,131	1,342
Net Income	-2,645	-8,259	1,342

IBC

(Million Won)

	2001	2000	1999
Current Asset	1,519	10,136	10,671
Quick Asset	1,499	10,117	8,981
Inventory	20	19	1,691
Fixed Asset	114,553	95,839	85,746
Investment	-	-	-
Tangible Asset	107,920	90,885	80,976
Intangible Asset	6,633	4,953	4,770
Deferred Asset	-	-	-
Total Asset	116,072	105,975	96,417
Current Liabilities	73,412	66,742	22,054
Fixed Liabilities	30,114	31,865	58,155
Total Liabilities	103,526	98,608	80,209
Common Stock	30,970	22,620	21,167
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	-18,541	-13,117	-4,887
Capital Adjustment	117	-2,136	-72
Shareholders' Equity	12,546	7,367	16,208
Sales	8,650	4,056	1,351
Operating Income	978	737	-475
Ordinary Income	-4,674	-7,256	-5,102
Net Income	-4,674	-7,256	-5,102

POS-Tianjin Coil Center Co.

(Million Won)

	2001	2000	1999
Current Asset	18,805	17,448	13,298
Quick Asset	12,825	11,496	8,531
Inventory	5,980	5,953	4,767
Fixed Asset	7,649	8,019	8,096
Investment	-	-	-
Tangible Asset	6,301	6,622	6,685
Intangible Asset	1,348	1,397	1,411
Deferred Asset	-	-	-
Total Asset	26,454	25,468	21,394
Current Liabilities	14,672	14,386	11,758
Fixed Liabilities	-	-	-
Total Liabilities	14,672	14,386	11,758
Common Stock	11,292	10,726	9,750
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	490	356	-115
Capital Adjustment	-	-	-
Shareholders' Equity	11,782	11,081	9,636
Sales	35,036	30,593	27,744
Operating Income	406	790	1,031
Ordinary Income	113	402	77
Net Income	113	402	77

Dalian POSCO-CFM Coated Steel

(Million Won)

	2001	2000	1999
Current Asset	15,763	20,280	22,377
Quick Asset	5,005	5,123	14,384
Inventory	10,758	15,157	7,993
Fixed Asset	53,504	52,849	52,677
Investment	66	63	57
Tangible Asset	50,085	49,855	49,596
Intangible Asset	3,353	2,931	3,024
Deferred Asset	-	-	-
Total Asset	69,267	73,129	75,055
Current Liabilities	29,170	34,845	48,527
Fixed Liabilities	26	24	19
Total Liabilities	29,196	34,869	48,546
Common Stock	34,836	31,546	28,684
Capital Surplus	19	9	8
Capital Reseves	19	9	8
Assets Revaluation Surplus	-	-	-
Retained Earnings	5,216	6,705	-2,184
Capital Adjustment	-	-	-
Shareholders' Equity	40,071	38,260	26,509
Sales	123,534	142,010	108,551
Operating Income	4,273	10,260	5,565
Ordinary Income	2,624	8,173	2,147
Net Income	2,624	8,173	2,147

POS-LILAMA

(Million Won)

	2001	2000	1999
Current Asset	1,976	1,838	2,536
Quick Asset	898	674	1,293
Inventory	1,078	1,165	1,243
Fixed Asset	11,321	9,041	9,758
Investment	11	7	15
Tangible Asset	8,163	6,582	7,188
Intangible Asset	3,147	2,452	2,555
Deferred Asset	-	-	-
Total Asset	13,297	10,879	12,294
Current Liabilities	3,086	7,807	6,080
Fixed Liabilities	16,576	9,430	8,564
Total Liabilities	19,662	17,237	14,644
Common Stock	10,908	8,625	8,194
Capital Surplus	-	-	-2,986
Capital Reseves	-	-	-2,986
Assets Revaluation Surplus	-	-	-
Retained Earnings	-14,320	-11,258	-7,558
Capital Adjustment	-2,953	-3,725	-
Shareholders' Equity	-6,365	-6,358	-2,350
Sales	2,283	742	1,370
Operating Income	-1,125	-1,703	-1,397
Ordinary Income	-2,246	-2,813	-2,505
Net Income	-2,353	-2,823	-2,501

Zhangjiagang POSCO Stainless Steel

(Million Won)

	2001	2000	1999
Current Asset	103,438	90,529	64,694
Quick Asset	55,858	48,853	31,273
Inventory	47,580	41,676	33,422
Fixed Asset	168,260	143,563	143,451
Investment	6,370	5,810	4,531
Tangible Asset	154,205	130,607	131,236
Intangible Asset	7,685	7,146	7,684
Deferred Asset	-	-	-
Total Asset	271,698	234,092	208,145
Current Liabilities	84,209	74,649	35,053
Fixed Liabilities	41,424	57,305	88,561
Total Liabilities	125,633	131,955	123,614
Common Stock	127,069	90,740	82,488
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	18,996	11,398	2,043
Capital Adjustment	-	-	-
Shareholders' Equity	146,065	102,138	84,532
Sales	454,725	312,641	163,867
Operating Income	19,920	13,249	10,162
Ordinary Income	15,096	7,635	4,265
Net Income	13,936	7,635	4,265

Shunde Pohang Coated Steel

(Million Won)

	2001	2000	1999
Current Asset	15,923	14,180	11,498
Quick Asset	8,421	8,604	1,947
Inventory	7,502	5,576	9,550
Fixed Asset	27,912	29,749	29,951
Investment	-	-	-
Tangible Asset	25,042	26,412	26,452
Intangible Asset	2,870	3,337	3,499
Deferred Asset	-	-	-
Total Asset	43,835	43,930	41,449
Current Liabilities	21,206	19,216	15,676
Fixed Liabilities	-	6,365	11,582
Total Liabilities	21,206	25,581	27,258
Common Stock	20,671	17,983	16,347
Capital Surplus	8	8	7
Capital Reseves	8	8	7
Assets Revaluation Surplus	-	-	-
Retained Earnings	1,950	358	-2,163
Capital Adjustment	-	-	-
Shareholders' Equity	22,629	18,349	14,191
Sales	68,208	61,125	58,070
Operating Income	2,702	3,931	838
Ordinary Income	1,584	2,347	-983
Net Income	1,584	2,347	-983

POS-THAI

(Million Won)

	2001	2000	1999
Current Asset	15,505	12,365	13,401
Quick Asset	8,723	7,522	7,752
Inventory	6,782	4,843	5,649
Fixed Asset	7,022	7,565	8,646
Investment	-	-	-
Tangible Asset	7,022	7,565	8,632
Intangible Asset	-	-	15
Deferred Asset	-	-	-
Total Asset	22,527	19,930	22,047
Current Liabilities	16,059	9,655	16,972
Fixed Liabilities	-	4,166	-
Total Liabilities	16,059	13,821	16,972
Common Stock	12,291	11,890	7,535
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	-5,823	-5,781	-2,459
Capital Adjustment	-	-	-
Shareholders' Equity	6,468	6,109	5,076
Sales	24,698	17,275	15,841
Operating Income	523	-1,140	-2,789
Ordinary Income	241	-3,244	-3,460
Net Income	241	-3,244	-3,460

POSVEN

(Million Won)

	2001	2000	1999
Current Asset	35,157	57,084	69,100
Quick Asset	26,419	54,730	69,100
Inventory	8,738	2,354	-
Fixed Asset	356,131	395,240	343,238
Investment	10,221	6,212	4,381
Tangible Asset	277,750	306,588	261,191
Intangible Asset	68,160	82,439	77,666
Deferred Asset	-	-	-
Total Asset	391,288	452,324	412,338
Current Liabilities	354,510	350,809	10,180
Fixed Liabilities	-	-	303,589
Total Liabilities	354,510	350,809	313,769
Common Stock	92,311	96,836	94,026
Capital Surplus	4,461	4,679	4,543
Capital Reseves	4,461	4,679	4,543
Assets Revaluation Surplus	-	-	-
Retained Earnings	-59,994	-	-
Capital Adjustment	-	-	-
Shareholders' Equity	36,778	101,516	98,570
Sales	24,507	-	-
Operating Income	-32,987	-	-
Ordinary Income	-62,102	-	-
Net Income	-62,102	-	-

Zhangjiagang Posa Steel Port

(Million Won)

	2001	2000	1999
Current Asset	1,835	2,282	1,327
Quick Asset	1,808	2,257	1,306
Inventory	27	25	21
Fixed Asset	7,787	7,941	7,647
Investment	-	-	-
Tangible Asset	6,833	6,804	6,405
Intangible Asset	954	1,136	1,242
Deferred Asset	-	-	-
Total Asset	9,622	10,223	8,975
Current Liabilities	335	1,207	159
Fixed Liabilities	-	630	2,405
Total Liabilities	335	1,837	2,565
Common Stock	6,635	6,302	5,729
Capital Surplus	5	4	4
Capital Reseves	5	4	4
Assets Revaluation Surplus	-	-	-
Retained Earnings	2,647	2,079	677
Capital Adjustment	-	-	-
Shareholders' Equity	9,287	8,386	6,410
Sales	2,080	2,696	2,375
Operating Income	455	1,240	853
Ordinary Income	447	1,117	635
Net Income	446	1,114	635

MYANMAR-POSCO

(Million Won)

	2001	2000	1999
Current Asset	5,762	4,705	4,308
Quick Asset	2,349	2,908	1,519
Inventory	3,413	1,797	2,789
Fixed Asset	4,870	5,282	5,990
Investment	-	-	-
Tangible Asset	4,430	4,655	5,224
Intangible Asset	440	627	766
Deferred Asset	-	-	-
Total Asset	10,632	9,987	10,298
Current Liabilities	3,691	3,801	5,085
Fixed Liabilities	1,591	2,267	2,062
Total Liabilities	5,282	6,068	7,147
Common Stock	4,244	4,031	3,665
Capital Surplus	1	1	2
Capital Reseves	1	1	2
Assets Revaluation Surplus	-	-	-
Retained Earnings	1,105	-114	-515
Capital Adjustment	-	-	-
Shareholders' Equity	5,350	3,919	3,151
Sales	12,610	14,040	7,276
Operating Income	1,533	492	-541
Ordinary Income	1,238	160	-624
Net Income	1,238	160	-571

POSINVEST

(Million Won)

	2001	2000	1999
Current Asset	2,056	6,971	18,606
Quick Asset	2,056	6,971	18,606
Inventory	-	-	-
Fixed Asset	125,390	144,084	168,884
Investment	125,364	144,028	168,809
Tangible Asset	26	55	75
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	127,446	151,055	187,489
Current Liabilities	100,911	98,028	128,358
Fixed Liabilities	-	25,194	34,390
Total Liabilities	100,911	123,222	162,749
Common Stock	26,522	25,194	22,908
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	13	2,639	1,833
Capital Adjustment	-	-	-
Shareholders' Equity	26,535	27,833	24,741
Sales	-	-	-
Operating Income	-849	-1,029	-1,292
Ordinary Income	3,639	2,358	1,935
Net Income	3,639	2,358	1,898

C. Investment in another companies

[Investment in Affiliates (Listed Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue	
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason		
Do-me-St-ic	Stock of affiliate companies	POSDATA	4,000	65.0%	35.0			4,000	65.0%	35.0				
	Stock of affiliate companies	POSREC	1,436	24.3%	16.9			1,436	24.3%	16.9				
Total			5,436		51.9			5,436		51.9				

[Investments in Affiliates (Unlisted Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue	
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason		
DOMESTIC	Stock of affiliated companies	Pohang Coated Steel	4,000	95.2	96.2			4,000	95.2	96.2				
	〃	Changwon Specialty Steel	52,000	72.2	260			52,000	72.2	260.				
	〃	POSCON	8,909	96.8	49.8			8,909	96.8	49.8				
	〃	POSCO Machinery Engineering	1,700	100	17.1			1,700	100	17.1				
	〃	POSCO Machinery Co.	1,000	100	10			1,000	100	10.0				
	〃	POSCOENC	33,466	97.4	424.2			33,466	97.4	424.2				
	〃	POS A.C.	130	100	1			130	100	1.0				
	〃	POSTEEL	17,155	95.3	113.4			17,155	95.3	113.4				
	〃	Seung Kwang	2,737	66	28.4			2,737	66	28.4				
	〃	POSRI	3,800	95	19			3,800	95	19.0				
	〃	POSTECH Venture	5,700	95	28.5			5,700	95	28.5				
	〃	Korea Daily News	1,863	36.7	20			1,863	22.4	20.0				

	〃	eNtoB	560	17.5	2.8			560	17.5	2.8				
	Domestic Sub-Total		133,021		1070.4			133,021		1070.4				
FOREIGN	Stock of affiliated companies	KOBRASCO	1,987,915	50.0	33			1,987,915	50.0	33.0				
	〃	POSAM	247	99.29	200.3			247	99.29	200.3				
	〃	POSA	762	100.0	37.4			762	100.0	37.4				
	〃	POSCHROME	22	25.0	4.9			22	25.0	4.9				
	〃	POSVINA		50.0	1.5				50.0	1.5				
	〃	VPS		35.0	4.8				35.0	4.8				
	〃	POS-Tianjin Coil Center Co.		10.0	0.7				10.0	0.7				
	〃	Dalian POSCO-CFM Coated Steel		40.0	9.6				40.0	9.6				
	〃	POSINVEST	2,000	100.0	22.9			2,000	100.0	22.9				
	〃	PT.KS-POSCO	34,000	40.0	6.8			34,000	40.0	6.8				
	〃	Zhangjiagang Pohang STS Steel		82.5	84.2		11.6		82.5	95.8				
	〃	POSVEN	5	40.0	44.5			5	40.0	44.5				
	〃	POS-THAI STEEL	477	11.7	1.6			477	11.7	1.6				
	〃	Shunde Pohang Coated Steel		90.8	13.8				90.8	13.8				
	〃	Shunde Xing Pu Steel Center Co.		10.5	0.9				10.5	0.9				
	〃	PT.POSNESIA	29,610	70.0	9.5			29,610	70.0	9.5				

	〃	MYANMAR POSCO	13	70.0	2.2			13	70.0	2.2				
	〃	POS-HYUNDAI	2,352	10.0	1.1			2,352	10.0	1.1				
		POA	9,360	100.0	7.4			9,360	100.0	7.4				
	Overseas Sub-total		2,066,762		487		11.6	2,066,762		498.6				
Total			2,199,783	0	1557.4	0	11.6	2,199,783	0	1569.0				

- Change

- POSCO Engineering & Construction was changed to POSCOENC (Company Name)
- Ownership of KOREA Daily NEWS was changed due to the increase of capital with consideration

  (Ownership change: 36.73%->22.41%)
- Participation in the increase of capital with consideration of Zhangjiagang Pohang STS Steel

[Investments in Affiliates (Listed Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue	
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason		
Domestic	Investment Securities	SK Telecom	5,795	6.50	1657.3			5,795	6.50	1657.3				
	〃	Samjung P&A	270	9.00	2.7			270	9.00	2.7				
	〃	Korea Investment	59	2.94	0.6			59	2.94	0.6				
	〃	Hanil Steel	308	9.95	7.2			308	9.95	7.2				
	〃	Munbae Steel	370	9.02	6.7			370	9.02	6.7				
	〃	Chohung Bank	135	0.03	5.7			135	0.03	5.7				
	〃	Hana Bank	4,440	3.57	30.0	178		4,618	3.39	30.0				
	〃	Dong-yang Steel Pipe	1,564	2.48	3.9			1,564	2.48	3.9				
	Sub Total		12,941		1714.1	178		13,119		1714.1				

Overseas	Investment Securities	NSC	137,266	2.02	265.8	10,610	19.3	147,876	2.02	285.1				
Total			150,207		1979.9	10,788	19.3	160,995		1999.2				

- Change:

  1) NSC(Nippon Steel Corp.) : Purchasing in the Japanese stock market

  2) Stock dividend of Hana Bank : 4% (0.04 share / 1 share)

[Investments in Affiliates (Unlisted Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue	
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason		
DOMESTIC	Investment Securities	Daekyeong Steel	1,786	19.00	8.9			1,786	19.00	8.9				
	〃	Pohang Pro-soccer Association	40	16.67	0.2			40	16.67	0.2				
	〃	Chunnam Pro-soccer Association	20	13.20	0.1			20	13.20	0.1				
	〃	Kihyup Finance	600	10.34	3.0			600	10.34	3.0				
	〃	Powercom	4,500	3.00	153.0			4,500	3.00	153.0				
	〃	Geoyang Haewoon	150	0.88	0.8			150	0.88	0.8				
	〃	Korea Steel Daily	2	2.67	0.02			2	2.67	0.02				
	〃	Korea Economic Daily	57	0.46	0.3			57	0.46	0.3				
	〃	POSHOME	10	3.69	0.05			10	3.69	0.05				
	〃	SK IMT	7,200	12.00	192.0			7,200	12.00	192.0				
	Sub Total		14,365		358.4			14,365		358.4				
FORE	Investment Securities	GlobalUnity Ltd.	71	13.33	0.7			71	13.33	0.7				
		VINA PIPE		10.60	0.3				10.60	0.3				
		Siam United Steel	9,000	10.0	26.6			9,000	10.0	26.6				

I G N	Sub Total	9,071		27.6			9,071		27.6				
Total		23,436		386.0			23,436	0	386.0				

VI. Stock and Stockholders

1. Distribution of shares

A. The largest shareholder and shareholders with special relation

Shareholder	Type	Number of shares owned (ownership)			
		Beginning Number of Shares (Interest)	Increase	Decrease	Ending Number of Shares(Interest)
Pohang University of Science and Technology	Common Stock	3,358,200 (3.48 %)			3,358,200 (3.59 %)
Total	"	3,358,200 (3.48 %)			3,358,200 (3.59 %)

* The largest shareholder : Pohang University of Science and Technology
* Number of persons with special interest : 2

B. Major Stockholder with over 5% ownership

None

C. Ownership by Stockholders

STOCKHOLDER	NUMBER OF STOCKHOLDERS		NUMBER OF SHARES HELD	
		%		%
Government	-	-	-	-
Government Managed Company	-	-	-	-
Securities company	49	0.03%	164,446	0.18%
Insurance Companies	37	0.02%	810,551	0.87%
Investment Trust companies	162	0.11%	5,029,545	5.37%
Bank	45	0.03%	6,299,171	6.73%
Merchant Bank	3	0.00%	49,760	0.05%
Mutual Savings	4	0.00%	5,509	0.01%
Other Corporations	128	0.08%	19,567,140	20.91%
Individuals	152,423	99.04%	3,628,871	3.88%
Foreigners	1,051	0.68%	58,034,492	62.01%
Total	153,902	100.00%	93,589,485	100.00%

D. Shareholders by number of shares held

	# of shareholders	%	# of Shares	%
Small Shareholder (Sub total)	153,892	99.99%	60,714,758	64.87%
Small Shareholders (Institutes)	1,469	0.95%	57,085,887	61.00%
Small shareholders (Individual)	152,423	99.04%	3,628,871	3.88%
Largest Shareholders	1	0.00%	3,028,200	3.24%
Other shareholders (Sub total)	9	0.01%	29,846,527	31.89%
Other shareholders	9	0.01%	29,846,527	31.89%
Other shareholders				
Total	153,902	100.00%	93,589,485	100.00%

* Including treasury shares

2. Administration of Stock

Preemptive Rights	See Article 11 and 13 of Articles of Incorporation
Book-Closing Date	December 31
Close of Shareholders' Registry	From January 1 to the Date of Ordinary General Meeting of Shareholders
Ordinary General Meeting of Shareholders	Within 3 months of Book Closing
Type of Certificates of Stock by Number of Shares Represented	1, 3, 4, 5, 10, 50, 100, 500, 1,000, 10,000
Newspapers Used for Public Notices to Shareholders	Korea Daily News, Maeil Shinmun, Kwangju Ilbo

* Articles of Incorporation

Pre-emptive Rights

(1) Except as otherwise provided by Paragraphs (2) through (4) of this Article 11 and the mandatory provisions of the applicable laws or regulations, in case of the issuance of new shares, the shareholders of the Company shall have the right to subscribe for such newly issued shares in proportion to the number of shares held by each of them; provided, however, that the Company may, by resolution of the Board of Directors, allocate preferred shares to holders of preferred shares, or convertible preferred shares to holders of convertible preferred shares in proportion to the number of shares held by each of them.

(2) New shares may be allocated to persons other than the existing shareholders by a resolution of the Board of Directors in the following cases:

1. If the Company issues new shares by a public offering or has underwriters underwrite new shares by a public offering in accordance with the provisions of the Securities and Exchange Act;
2. If the Company allocates new shares to the members of the Company's Employee Stock Ownership Association in accordance with the provisions of the Securities and Exchange Act;
3. If the Company issues new shares for the issuance of depositary receipts in accordance with the Provisions of the Securities and Exchange Act;
4. If the Company issues new shares through offering to the public investors by the resolutions of the Board of Directors in accordance with the Securities and Exchange Act;
5. If the Company issues new shares to the existing creditors in order to convert the debt into capital;
6. If the Company issues new shares to the domestic and/or foreign entities in accordance with the joint

venture agreement or technology license agreement executed by and between the Company and such entities for the management purposes;

7. If the Company issues new shares to the domestic and/or foreign financial institutions in order to finance the Company in the emergent cases.
8. If the Company issues new shares by the exercise of the stock option in accordance with the provisions of the Securities and Exchange Act

(3) Any shares unsubscribe after the exercise of pre-emptive rights by shareholders who are entitled to them or any fractional shares remaining after the allocation of new shares may be disposed of by a resolution of the Board of Directors

(4) Notwithstanding the provisions of Paragraphs (2) through (3) of this Article 11, new shares may be allocated to persons other than the existing shareholders if effected by special resolution of a General Meeting of Shareholders.

(5) In case the Company issues new shares by a rights offering, bonus issue or stock dividend, such shares will be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year during which the shares are issued.

3. Volume and Prices traded for the last 6 months

A. Korea Stock Exchange (Common Stock)

(Won, Thousands Shares)

		2001			2002		
		October	November	December	January	February	March
Price In Won	High	88,600	114,500	127,000	135,000	160,000	151,000
	Low	81,500	89,000	107,000	117,500	123,000	135,500
Volume (Shares)		2,803	6,232	5,428	4,902	4,624	7,853

B. New York Stock Exchange (ADR)

(U$, Thousands Shares)

		2002					
		October	November	December	January	February	March
Price in U$	High	17.20	22.20	24.21	25.16	29.25	28.57
	Low	15.84	16.96	20.75	22.41	23.50	25.87
Volume (ADR)		3,774	6,330	3,409	6,209	8,120	6,387

C. London Stock Exchange (ADR)

(U$, Thousands Shares)

		2002					
		October	November	December	January	February	March
Price in U$	High	16.35	21.00	22.70	25.00	25.00	29.00
	Low	14.25	16.30	21.00	21.65	29.00	25.75
Volume (ADR)		227	350	213	145	210	249

VII. Directors and Employees

1. Directors

A. Directors

Title	Name	Principal Occupation	Shares owned	
<Standing>	(Date of Birth)		Type	No.
Chairman and Representative Director	Sang-Boo Yoo (Mar. 4, 1942)	Chairman & CEO	Common	2
President and Representative Director	Ku-Taek Lee (Mar.15, 1946)	President	Common	860
Senior Executive Vice President	Yong-Woon Kim (Oct. 4, 1943)	General Administration/Law Affairs Dept	"	610
"	Chang-Oh Kang (Dec. 5, 1942)	Technical Research Labotory	"	1,001
"	Soo-Yang Han (Feb. 9, 1945)	General Superintendent, Kwangyang Works	"	2,310
"	Won-Pyo Lee (Dec.11,1943)	General Superintendent, Pohang Works	"	-
Executive Vice President	Kyeong-Ryul Ryoo	Marketing, Process Innovation Dept.	"	17
<Non-standing Directors & Auditors>				
Director	Ung-Suh Park (Jun. 13, 1938)	Director Candidate Recommendation Commitee Audit Committee	"	-
"	Jae-Young Chung (Oct. 15, 1944)	Audit Committee	"	-
"	Guil-Soo Shin (Apr. 16, 1944)	Finance and Operation Committee	"	-
"	Jong-Won Lim (Sep. 17, 1946)	Director Candidate Recommendation Commitee Finance and Operation Committee	"	-
"	Samuel F. Chevalier (Mar. 9, 1934)	Director Candidate Recommendation Commitee	"	-
"	Soon Kim	Finance and Operation Committee	"	-
	Woo-Hee Park	Audit Committee	"	-
"	Dae-Wook Yoon	Audit Committee	"	-
Remuneration of 1st Q of 2002 : Won 799million				
Average remuneration per person : Won 53 million				

Ⅷ. Transactions with Interested Parties

1. Transactions with Associated Companies

A. Transactions with the largest shareholder and etc.

(1) Loan to Affiliates

None

(2) Guaranty Provided for Affiliated Companies

(Million Won)

Company	Creditors	Beginning	Increase	Decrease	Ending
Changwon Steel	NAB, etc.	772		772	0
Domestic Sub Total		772		772	0
POSVEN	CITIBANK, etc.	35,274	8		35,282
Kobrasco	CITIBANK, etc.	53,044	12		53,056
VPS	Credit Lyonnais	4,355		620	3,735
POSAM	Bank of America	99,458		5,283	94,174
POS-Hyundai	India Industry Bank etc.	649		234	415
POS-invest	Sumitomo Bank, etc.	94,731	33,216		127,947
Zhangjiagang Pohang STS	China Bank	29,729		490	29,240
Overseas sub-total		317,240	33,236	6,627	343,849
Grand Total		318,012	33,236	7,399	343,849

※ As POSVEN could not refinance its debt, Guarantors paid their obligations.
As of now, Raytheon and Posco are under legal proceedings about above amounts

(3) Investment in Affiliated Companies

(Million Won)

Company	Beginning	Increase	Decrease	Ending
POSDATA	35,000			35,000
Pohang Coated Steel	96,151			96,151
Chang Won Specialty Steel	260,000			260,000
POSCON	49,822			49,822
POSMEC	17,052			17,052
POS-M	10,000			10,000
POSEC	424,248			424,248
POS- AC	1,043			1,043
POSTEEL	113,393			113,393
Seung Kwang	28,408			28,408
POSCO Research Institute	19,000			19,000

POSTECH Venture Capital Co	28,500			28,500
Korea Daily	19,999			19,999
ENtoB	2,800			2,800
POSREC	16,902			16,902
KOBRASCO	32,950			32,950
POSAM	200,327			200,327
POSA	37,352			37,352
POSCHROME	4,859			4,859
POSVINA	1,527			1,527
VPS	4,758			4,758
POS-Tianjin Coil Center	653			653
Dalian POSCO-CFM Coated Steel	9,586			9,586
POSINVEST	22,910			22,910
PT. KS- POSCO	6,786			6,786
Zhangjiagang Pohang STS	84,235	11,551		95,786
POSVEN	44,540			44,540
POS-Thai	1,625			1,625
Shundae Pohang Coated Steel	13,834			13,834
Shunde Pohang Coated	927			927
P.T. POSNESIA	9,474			9,474
Myanmar POSCO Steel	2,192			2,192
PO-Hyundai Steel	1,057			1,057
POA	7,425			7,425
Total	1,609,335	11,551	0	1,620,886

(4) Real Estate Transaction in Affiliated Companies

(Thousand Won)

	Period	Guaranty Money	Rental Fee
POSEC	'01.1.1~'01.12.31	2,270,855	2,913,249
POSCON	"		35,513
POSREC	"		45,206
POSMEC	"		26,663
POS-AC	"	332,410	406,307
POSDATA	"	611,045	716,152
POSTECH Venture Capital	"	41,570	49,884
Pohang Coated Steel	"		3,989
POS-M	"		47,105

POSRI	"		33,080
Total		3,188,610	7,058,750

(5) Long-term Contract

(Million Won)

Company	Relationship	The Content Transacted			
		Kind	Term	Product & Service	Amount
Posteel	Subsidiary company	Long-term Contract	-	Product & By-Product	1,500,000
Total					1,500,000

2. Transactions with Shareholders & etc.

A. Loan to Employees

(Million Won)

Name	Term	Beginning Balance	Increase	Decrease	Ending Balance
Employees	Short-term	-	7,820	-	7,820
"	Long-term	-	95,598	-	95,598
Total			103,418	-	96,209

IX. Other Information

1. Summary of Disclosures and Notifications

A.

● Notice of POSCO's Leasing Contract with a Subsidiary Company (Jan 24, 2002)

Please be advised that the BOD of POSCO adopted a resolution for POSCO's leasing contract with a subsidiary, POSEC, as follows.

1. Companies concerned
   - Lesser: POSCO
   - Lessee: POSEC etc.

2. Details of the Contract
   - Object of lease: Land & Bukiding
   - Location: Jikok Dong, Pohang, Korea etc.
   - Period of Lease: Jan. 1st 2002 ~ Dec. 31st 2002
   - Monthly Rent: 299,624,000 KRW

3. Object of transaction : Office space

● New Investment on Zhangjiagang POSCO Stainless Steel Co. (Jan.22, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution to expand the investment on Zhangjiagang POSCO.

1. Company Name: Zhangjiagang POSCO Stainless Steel Co., Ltd.

2. Relationship with POSCO: Subsidiary

3. Purpose of the investment:
   Increase the capacity for stainless steel and cold rolled sheet

4. New Investment: KRW 30,921,660,000
   Previous Investment: KRW 113,964,637,297
   Total investment: KRW 144,886,297,297

● Resolution of the Board of Directors Regarding the Annual General Shareholders' Meeting (Jan. 24, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for a call the 34th General Meeting of Shareholders.

1. Resolution Date: January 23, 2002

2. Proposed General Meeting Date: 9:00 (AM), March 15, 2002

3. Proposed General Meeting Place: POSCO Center, Art Hall
   892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)

4. Other Approved proposals
   (1) 34th Financial Statement
   (2) Amendments to the Articles of Incorporation
   (3) Director's Remuneration
   (4) Payment of Incentives to the Standing Directors

● Addition of Business Purpose (Jan. 24, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for addition of business purpose to the Articles of Incorporation.

1. Added Business Purpose: To engage in marine transportation, processing and sales of minerals within or outside Korea.

2. Background: In preparation for the future expansion of composite business, the Company expands the current target business to the transportation and process of all the minerals using current CTS (Central Terminal System) base which is greatly located in Kwangyang, harbor loading and unloading system, and accumulated managerial techniques.

● Decrease the Sales by more than 1% (Jan. 24, 2002)

POSCO reported that the company's sales decreased by KRW 605,881,146,427 which is the 5.2% compared to the previous year.

1. Total Sales in year 2001: KRW 11,086,118,855,893

2. Total Sales in year 2000: KRW 11,692,000,002,320

3. Decreasing Amount: KRW 605,881,146,427

4. Reason: Low product price due to the recession of the whole economy and steel industry.

● Decrease the Ordinary Income by more than 3% (Jan. 24, 2002)

POSCO reported that the company's ordinary income decreased by KRW 216,512,966,577 which is the 16.3% compared to the previous year.

1. Total Ordinary Income in year 2001: KRW 1,114,971,348,101

2. Total Ordinary Income in year 2000: KRW 1,331,484,314,678

3. Decreasing Amount: KRW 216,512,966,577

4. Reason: Sales and the operating income decreasing due to the low steel price

● Decrease the Decrease the Net Income by more than 1% (Jan. 24, 2002)

POSCO reported that the company's net income decreased by KRW 817,671,790,389 which is the 49.9% compared to the previous year.

1. Total Sales in year 2001: KRW 819,319,276,793

2. Total Sales in year 2000: KRW 1,636,991,067,182

3. Decreasing Amount: KRW 817,671,790,389

4. Reason: Decreased extra-ordinary income by KRW 953 billion and operating income

● Accounting Treatment in Relation to POSVEN (Jan. 24, 2002)

POSCO reclassified the extraordinary loss (bad debt expense) to the non-operating loss.

※ Explanation of Accounting Treatment is provided by "Andersen Anjin & Co" who is the POSCO's accounting audit company.

1. Payment of Guaranteed Long-term Debt for POSVEN

POSCO("the Company") and its subsidiaries, POSEC and POSTEEL paid the guaranteed long-term debt of ₩138 billion, ₩34.5 billion and ₩34.5 billion, respectively, on June 19, 2001. This payment represented the 40%, 10% and 10%, respectively, of the total long-term debt of POSVEN guaranteed by the Company, POSEC and POSTEEL. The payment has been recorded as a receivable from POSVEN and included in other assets, net of allowance for doubtful accounts of ₩69 billion, ₩17.25 billion and ₩17.25 billion, respectively, representing management's estimate of the account which will be ultimately collected from POSVEN.

2. KAI's Interpretation

According to the Korean Accounting Institute (KAI)'s interpretation dated on October 24, 2001, the gain on valuation by using the equity method of accounting should be recorded on the parent company's non-consolidated financial statements, and treated as the reversal of allowance for doubtful accounts receivable from its subsidiary, if the parent company recorded bad debt allowance for accounts receivable from its subsidiary company. The above accounting treatment is in conformity with the Korean GAAP which provides that the unrealized loss arising from the inter-company transactions should be eliminated on the non-consolidated and consolidated financial statements.

3. Accounting Treatments

The accounting practice in June, 2001, recording of the allowance for doubtful accounts as extraordinary expense, was carried through the year on the basis of concept for conservatism. But at year end, the Company decided to reflect more corrective and consented accounting treatment approved by KAI.

Accordingly, the Company recorded the gain on valuation by using the equity method of accounting for the subsidiary, POSVEN, with the same amount of bad debt allowance of ₩103.5 billion for POSVEN as of December 31, 2001 under generally accepted accounting principles in Korea.

In connection with the reversal of bad debt allowance when using the equity method of accounting, the Company reclassified the extraordinary loss (bad debt expense) to the non-operating expense in order to match the recognition of gain on valuation by using the equity method of accounting which is accounted for non-operating income at year end book closing.

● Appointment of the New External Auditor (Feb. 22, 2002)

Please be advised that the Audit Committee of Pohang Iron & Steel Co., Ltd. appointed Samil Accounting Corporation (The Korean member of PricewaterhouseCoopers) as the new external auditor.

1. Name of external auditor: Samil Accounting Corporation (PricewaterhousCoopers)
2. Resolution Date: February 19, 2002
3. Designation Period: April 1, 2002 ~ March 30, 2005
4. Reason for Alternation:
   New Appointment due to the prior designation expired
5. Applicability of Qualification Criteria for External Auditor: Qualified
   (Article 3 of the Act on External Audit of Stock Companies)

● Results of POSCO's 33rd Ordinary General Meeting of shareholders (Mar. 15, 2001)

1. Approval of Financial Statements
   - Auditors Opinion: Unqualified
   - Summary of financial statements

	(million Won)
Total Asset	17,615,530
Total Liabilities	7,419,037
Shareholder's Equity	10,196,493
Paid-in Capital	482,403
Sales	11,086,119
Net Income	819,319
Earnings per Share(Won)	10,043

2. Dividend
   - Cash Dividend (including interim dividend)
     : 204,048,397,500 KRW

Div./share	Div. Rate	Div Yield	Payout Ratio
2,500Won	50%	2.2%	24.9%

3. Election of Directors
   1) Election of Directors

Title	Name
Outside Director	Samuel F. Chevalier
Standing Director	Chang-Oh Kang
"	Soo-Yang Han
"	Won-Pyo Lee

2) Outside Directors

Total number of Directors (A)	:	15
Number of OutsideDirectors (B)	:	8
Ratio of number of outside directors (B/A)	:	53.3%

3) Audit Committee

- Outside Directors: 4
- Inside Director : -

● Resolution for the Candidates (Mar. 15, 2002)

Please be advised that the BOD of POSCO adopted a resolution for the candidates for the directors and for the Audit Committee members.

1. Name of Candidates for directors:

NAME	CURRENT POSITION
Lee, Ku-Taek	President
Ryoo, Kyeong-Ryul	Senior Vice President
Shin, Guil-Soo	External Director
Lim, Jong-Won	External Director

2. Name of Candidates for Audit Committee Members

NAME	CURRENT POSITION
Park, Ung-Suh	External Director
Chung, Jae-Young	External Director

3. Resolution Date: February 22, 2002

● Grant a Stock Option Right (Apr. 27, 2002)

Please be advised that the BOD of POSCO adopted a resolution for granting a stock option right to the newly appointed management as follows.

1. Number of Shares: 60,000 (Grand Total: 504,000)
   - Each person received 10,000 share right.

2. Number of Granted People: 6 (Grand Total: 44)

3. Exercis Price: KRW 135,800

4. Effective Exercise Period
   A. Start: April 28, 2004
   B. End : April 27, 2009

5. Measure of Grant
   A. Pay the difference between the exercise price and market price at the requested date in cash or treasury shares

3. Sanctions against the Company

N.A.

4. Subsequent Events to the Balance Sheet Date

N.A.

POSCO

Review Report 2002

For the three-month period ended March 31, 2002

Contents

Independent Accountants' Review Report

To the Shareholders and Board of Directors of
POSCO

We have reviewed the accompanying balance sheet of POSCO (the "Company") as of March 31, 2002, and the related statement of earnings for the three-month period then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our reviews in accordance with standards for independent accountants' review of semi-annual financial statements as established by Securities and Futures Commissions of the Republic of Korea applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly & semi-annual financial statements in the Republic of Korea.

The financial statements of the Company for the three-month period ended March 31, 2001, presented herein for comparative purposes, were reviewed by Anjin Accounting Corporation. In their review report date April 20, 2001, they stated that nothing came to their attention that cause them to believe that the related financial statements were not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly & semi-annual financial statements in the Republic of Korea.

Continued ;

As discussed in Note 1 to the financial statements, the Company changed its name from POHANG IRON & STEEL Co., Ltd to POSCO in accordance with the approval of shareholders on March 15, 2002.

As discussed in Note 28 to the financial statements, during the three-month periods ended March 31, 2002 and 2001, the Company entered into sales and purchases transactions with related parties amounting to ₩ 475,095 million and ₩ 462,985 million respectively in 2002, and ₩ 574,113 million and ₩ 218,747 million respectively in 2001. Related receivables and payables are ₩ 326,670 million and ₩ 180,004 million respectively as of March 31, 2002, and ₩ 329,652 million and ₩ 165,865 million respectively as of March 31,2001.

As discussed in Note 16 to the financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable economic condition in the Republic of Korea and in the Asia pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet data cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

The amounts expressed in U.S dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying financial statements.

The accompanying statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are intended for use by those who are informed about Korean accounting principles or reviewing standards and their application in practice.

Seoul, Korea,

April 12, 2002

POSCO
BALANCE SHEETS
As of March 31, 2002 and 2001

	In Millions of Korea Won		In Thousands of U. S. Dollars (Note3)	
	Unaudited			
	2002	**2001**	**2002**	**2001**
ASSETS				
Current assets :				
Cash and cash equivalents (Notes 4 and 27)	₩ 379,201	₩ 440,703	$ 285,887	$ 332,255
Short-term financial instruments (Notes 4 and 27)	281,119	670,175	211,941	505,259
Marketable securities (Note 5)	682,709	775,803	514,708	584,894
Trade accounts and notes receivables, net of allowance for doubtful accounts of ₩9,352 million and ₩172 million in 2002 and 2001, respectively, and present value discount of ₩227 million and ₩11,405 million in 2002 and 2001, respectively (Note 6 ,27 and 28)	929,840	1,132,897	701,025	854,114
Inventories (Note 7)	1,342,751	1,429,154	1,012,327	1,077,468
Other accounts and notes receivables, net of allowance for doubtful accounts of ₩530 million and ₩1,185 million in 2002 and 2001, respectively	82,765	159,858	62,398	120,520
Other current assets (Notes 12)	112,798	111,437	85,040	84,014
Total current assets	3,811,183	4,720,027	2,873,326	3,558,524
Investment securities (Note 8)	4,470,481	3,481,949	3,370,387	2,625,112
Long-term financial instruments (Note 4)	50	49	38	37
Long-term loans, net of allowance for doubtful accounts of ₩11 million and ₩967 million in 2002 and 2001, respectively (Note 9)	1,108	95,759	835	72,195
Long-term trade receivables, net of allowance for doubtful accounts of ₩4,245 million and ₩8,283 million in 2002 and 2001, respectively, and present value discount of ₩ 19,884 million and ₩22,498 million in 2002 and 2001, respectively(Note 6)	42,770	43,485	32,245	32,784
Property, plant and equipment, net of accumulated depreciation of ₩14,641,113 million and ₩13,809,097 million in 2002 and 2001, respectively (Notes 10 and 30)	9,177,885	8,912,143	6,919,393	6,719,046
Intangibles, net (Notes 11, 29 and 30)	315,636	324,667	237,965	244,773

Deferred income tax assets (Note 25)	100,642	122,947	75,876	92,692
Other long-term assets (Notes 12)	162,694	70,449	122,660	53,113
Total Assets	₩ 18,082,449	₩ 17,771,475	$ 13,632,725	$ 13,398,276

The accompanying notes are an integral part of these quarterly statements.

ontinued ;

POSCO

BALANCE SHEETS

As of March 31, 2002 and 2001, Continued

	In Millions of Korea Won		In Thousands of U. S. Dollars (Note3)	
	Unaudited			
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities :				
Trade accounts and notes payable (Notes 27 and 28)	₩ 439,040	₩ 553,549	$ 331,001	$ 417,332
Short-term borrowings (Note 13)	-	287,783	-	216,965
Current portions of long-term debt, net of discount on debentures issued (Note 13)	927,138	802,622	698,988	605,113
Accrued expenses	219,590	367,085	165,553	276,753
Other accounts and notes payable (Notes 27 and 28)	239,813	608,627	180,800	458,856
Withholdings	18,824	43,221	14,192	32,585
Income tax payable	152,294	307,576	114,817	231,888
Dividends payable	164,562	164,569	124,067	124,072
Other current liabilities(Note 15)	54,474	12,174	41,069	9,178
Total current liabilities	2,215,735	3,147,206	1,670,487	2,372,742
Long-term debt, net of current portions and discount on debentures issued (Note 14)	4,224,387	4,352,632	3,184,852	3,281,538
Accrued severance benefits, net of national pension fund of ₩131 million and ₩154 million in 2002 and 2001, respectively, and severance insurance deposits of ₩58,649 million and ₩25,791 million in 2002 and 2001, respectively	55,908	28,841	42,150	21,744
Reserve for repairs	1,034,087	990,246	779,619	746,567
Other long-term liabilities(Note 15)	22,470	11,134	16,939	8,394
Total Liabilities	7,552,587	8,530,059	5,694,047	6,430,985
Capital stock (Note 1)	482,403	482,403	363,694	363,693

Capital surplus(Note 17)	3,676,369	3,670,936	2,771,690	2,767,593
Retained earnings (Note 18)	7,177,408	6,833,351	5,411,194	5,151,803
Capital adjustments (Note 19)	(806,318)	(1,745,274)	(607,900)	(1,315,798)
Total Shorthorns' equity	10,529,862	9,241,416	7,938,678	6,967,291
Total liabilities and shareholders' equity	₩ 18,082,4 49	₩ 17,771,4 75	$ 13,632,725	$ 13,398,276

The accompanying notes are an integral part of these quarterly statements.

POSCO

STATEMENTS OF EARNINGS

For the three-month periods ended March 31, 2002 and 2001

	In Millions of Korea Won		In Thousands of U.S. Dollars (Note3)	
	Unaudited			
	2002	2001	2002	2001
Sales (Notes 28 and 30)	₩ 2,659,670	₩ 2,749,222	$ 2,005,180	$ 2,072,695
Cost of sales (Note 22)	2,199,349	2,253,543	1,658,134	1,698,992
Gross profit	460,321	495,679	347,046	373,703
Selling, general and administrative expenses(Note 23)	183,222	139,737	138,135	105,351
Operating profit	277,099	355,942	208,911	268,352
Non-operating income :				
Interest income	9,430	21,984	7,110	16,574
Gain on foreign currency transaction	7,552	38,297	5,694	28,873
Gain on foreign currency translation	16,518	63,419	12,453	47,813
Gain on valuation of investments using the equity method	11,014	14,207	8,303	10,711
Other	46,778	48,690	35,265	36,708
	91,292	186,597	68,825	140,679
Non-operating expense :				
Interest expense	77,885	100,657	58,719	75,887
Loss on foreign currency transaction	8,735	19,044	6,586	14,358
Loss on foreign currency translation	1,886	132,835	1,422	100,147
Donations (Note 24)	952	9,591	718	7,231
Other	26,661	37,763	20,099	28,470
	116,119	299,890	87,544	226,093
Ordinary profit	252,272	242,649	190,192	182,938
Extraordinary gain	-	199	-	150
Net income before income taxes	252,272	242,848	190,192	183,088
Income tax expense (Note 25)	61,802	71,228	46,594	53,700
Net income	190,470	171,620	143,598	129,388
Earnings per share(Note 26) (in Korea Won and U.S.Dollar)	₩ 2,232	₩ 2,105	$ 1.68	$ 1.59

The accompanying notes are an integral part of these quarterly statements.

1. The Company :

POSCO (the "Company") was incorporated on April 1, 1968, under the laws of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons: 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and one branch and five liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of capital stock(par value ₩5,000). As of March 31, 2002, 93,589,485 shares of common stock were issued and outstanding. In addition the Company acquired and retired 2,891,140 shares of treasury stock under approval of the board of directors on August 25,2001.

In accordance with the approval of shareholders on March 15, 2002, the Company changed its name from POHANG IRON & STEEL Co., Ltd. to POSCO.

As of December 31, 2001, the Industrial Bank of Korea, Pohang University of Science and Technology, Nippon Steel Corporation, foreign investors and employees own 3.12%, 3.24%, 3.09%, 62.01% and 0.05% respectively of the Company's common stock. The remaining shares are owned by the public.

2. Summary of Significant Accounting Policies :

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below.

Continued ;

2. Summary of Significant Accounting Policies, Continued :

Basis of Quarterly Financial Statement Presentation -

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices.

The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations, is not presented in the accompanying financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Revenue Recognition -

Revenue is recognized at the time products sold are shipped.

Continued ;

2. Summary of Significant Accounting Policies, Continued :

Marketable Securities -

Marketable equity securities held for short-term cash management purposes are stated at fair value and the valuation gain or loss is reflected in current operations.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

Inventories -

Inventories are stated at the lower of cost or net realizable value, cost being determined by the moving average cost method except for materials-in-transit, for which cost is determined using the specific identification method.
If the book value of inventory exceeds its recoverable value due to obsolescence, damage or abrupt decline in market value, the decline is deducted from the book value and expensed in the year which it occurs.

Equity investments in and other investments -

All investments in equity and debt securities are initially carried at cost, including incidental expenses. The subsequent accounting for investments by the type of security is as follows.
Investments in marketable equity securities of non-controlled investees, classified as other investments, are carried at fair value. Temporary changes in fair value are accounted for are accounted for in the capital adjustment account, a component of shareholders' equity. Declines in fair value which are anticipated to be permanent are recorded in current operations after eliminating any previously recorded capital adjustment for temporary changes. Subsequent recoveries or other future changes in fair value are recorded in the capital adjustment account.

Continued ;

2. Summary of Significant Accounting Policies, Continued :

Equity investments in and other investments, Continued : -

Investments in non-marketable equity securities of non-controlled investees, classified as other investments, are carried at cost, except for declines in the company's proportionate ownership of the underlying book value of the invested company which are anticipated to be permanent, which are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investments.

Investments in equity securities of companies over which the company exerts significant control or influence, classified as equity investments in subsidiaries and affiliated companies, are recorded using the equity method accounting. Differences between the initial purchase price and the company's initial proportionate ownership of the net book value of the invested company are amortized over a year using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the book value of the invested company as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying change in book value of the invested company.

Investment in debt securities are recorded at acquisition cost, and discounts and premiums of debt securities, purchased for the purpose of holding to maturity, are amortized over the redemption periods of the debt securities using the effective interest rate method and charged to current operations. Declines in fair value of the debt securities anticipated to be permanent are recorded in current operations, and subsequent recoveries are also recorded in current operations up to the original cost of the investment.

The investment in the Stock Market Stabilization Fund ("SMSF") is stated at fair value with the valuation gain or loss credited or charged to current operations. The stocks distributed by SMSF are recorded as trading or securities held for investment at fair value and treated as a return of investment. Cash distributed by SMSF as dividends or as a return of investment equity are also treated as a return of investment.

Continued ;

2. Summary of Significant Accounting Policies, Continued :

Property, Plant and Equipment and Related Depreciation -

Property, plant and equipment are recorded at cost, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property, plant and equipment.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Classification	Estimated useful lives (years)
Buildings and structures	20 ~ 40
Machinery and equipment	8
Tools and equipment	4
Office equipment	4
Transportation equipment	4

When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value, the impairment of assets is recognized in the balance sheet and the asset is recognized at reduced value and the resulting impairment loss charged to current operations.

Intangibles -

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the useful lives as described below.

Classification	Estimated useful lives (years)
Intellectual property right	5 ~ 10
Port's facilities usage right	Reasonably estimated years
Land usage right	40
Other intangibles	4 ~ 10

Continued ;

2. Summary of Significant Accounting Policies, Continued :

Intangibles , continued : -

When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value, the impairment of assets is recognized in the balance sheet and the asset is recognized at reduced value and the resulting impairment loss charged to current operations.

Discounts and Premiums on Debentures -

The difference between the face amount and the proceeds upon issuance of debenture is treated as either discount or premium, which is amortized over the life of the debenture using the effective interest method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of discount or premium is treated as interest expense.

Valuation of Assets and Liabilities Present Value -

Assets acquired and liabilities incurred through long-term installment transactions and accounts and notes receivable under rescheduled debt payments approved by the judicial courts are stated at present value.

Income tax expense -

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.

Continued ;

2. Summary of Significant Accounting Policies, Continued :

Accrued Severance Benefits -

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with POSCO based on their length of service and rate of pay at the time of termination. Accured severance benefits represent the amount which would be payable assuming all eligible employees terminated their employment as the balance sheet date.

A portion of the accrued severance benefits of the Company is funded through a group severance insurance plan with Samsung Life Insurance company and others. And the amounts funded under this insurance plan are classified as a deduction to accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Reserve for Repair -

The allowance for special repairs is related to the Company's various furnaces. Provisions for repairs are accrued annually, based on replacement cost of such facilities and estimated future inflation rate, over the 15-year replacement cycle of the furnaces.

In FY 2001, the Company has changed its accounting estimate for the reserve for special repairs from furnace-specific to Company-wide standards to more appropriately reflect the replacement cycles and characteristics of furnaces.

Continued ;

2. Summary of Significant Accounting Policies, Continued :

Foreign Currency Transactions and Translation -

The Company maintains their accounting records in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated into Korean Won at ₩1,326.4 to US$1 , the market average rate of exchange, as determined by the Bank of Korea based on currency transactions occurring on the day immediately prior to the balance sheet date, as of March 31, 2002.

Translation of Foreign Operations -

Foreign currency assets and liabilities of the Company's overseas business branches and offices are translated at the exchange rate as of the balance sheet date and income and expenses translated at the weighted average rate of the reporting period. Gains or losses on translation are offset and the net amount is recognized as an overseas operations translation debit or credit in capital adjustments. Overseas operation translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office.

Derivative Instruments -

The Company does derivatives transaction for financial risk hedge. It classifies the cases three types; hedge for fluctuation risk of cash flow, hedge for fluctuation of fair market value caused by translation and only acquisition of gains. Other investments on balance sheet includes the fair market value of the net assets or liabilities related with derivatives transactions. The results of valuation of derivative transactions are represented in current operations.

Continued ;

2. Summary of Significant Accounting Policies, Continued :

Earnings Per Share -

Earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding (excluding the number of shares held by the Company as treasury stock).

Reclassification -

Certain amounts of prior year's financial statements were reclassified to conform to the current year's presentation. However, these reclassifications have no effect on previously reported net income or shareholders' equity.

3. United States Dollar Amount :

The Company operates primarily in Korean Won and its official accounting records are maintained in Korean won. The U.S. Dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Won amounts are expressed in U.S. Dollars at the rate of ₩1,326.4 to U.S $ 1, the rate in effect on March 31, 2002. This presentation is not in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the Won amounts shown could be converted, realized or settled in U.S. Dollars at this or any other rate.

The 2001 U.S. Dollar amounts, which were previously expressed at ₩1,328.0 to US$1, the rate prevailing on March 31, 2001, have been restated to reflect the exchange rate in effect on March 31, 2002.

4. Cash and Cash Equivalents and Financial Instruments :

Cash and cash equivalents, and short-term and long-term financial instruments at March 31, 2002 and 2001 consist of the following.

	Annual interest Rates(%)	In Millions of Won			
	2002.3.31	2002		2001	
Cash and cash equivalents					
Cash on hand and in banks	1.0	₩	1,954	₩	2,516
Checking accounts	-		5,754		21,173
Time deposits in foreign currency	1.3~2.3		273,293		262,014
Money Market Deposit Account	3.9~4.0		98,200		-
Repurchase agreement	-		-		155,000
			379,201		440,703
Short-term financial instrument					
Installment accounts	-		-		3,744
Time deposits	5.2~6.3		3,900		307,711
Trust deposits	4.1		100,000		
Repurchase agreement	-		-		40,000
Tine deposits in foreign currency	0.5~2.0		177,219		318,720
			281,119		670,175
Long-term financial instrument					
Checking account deposits	-		50		49
		₩	660,370	₩	1,110,927

The Company is required to provide collateral deposits amounting to 50 million to maintain checking accounts and, accordingly, withdrawal of these deposits is restricted.

5. Marketable Securities :

Marketable securities as of March 31, 2002 and 2001 are as follows:

	In Millions of Won	
	2002	2001
Beneficiary certificates	₩ 246,478	₩ 5,820
Monetary market fund	383,802	769,981
Stocks	1	2
Mutual fund	52,428	-
	₩ 682,709	₩ 775,803

6. Present Value Discount of Receivables :

The Company's trade accounts and notes receivables comprise reorganization claims from liquidation and composition procedures. The differences between the face value of the receivable and present value of the claims are material and the assessment are as follows.

	In Millions of Won		
	Face value	Discount	Weighted average borrowing rate
Restructured receivables	₩ 62,609	₩ 20,111	7.8 ~8.62

The Company recorded discounts on trade accounts and notes receivables using the Company's weighted average borrowing rate as of the nearest date of its period end.

7. Inventories :

Inventories as of March 31, 2002 and 2001 are as follows :

	In Millions of Won			
	2002		2001	
Finished goods	₩	209,393	₩	266,784
Semi-finished goods		292,970		326,591
Raw materials		548,026		534,511
Materials in transit		291,911		300,857
Others		451		411
	₩	1,342,751	₩	1,429,154

8. Investment Securities :

Investment securities as of March 31, 2002 and 2001 consist of the followings :

		In Millions of Won			
	Reference	2002		2001	
Marketable equity securities	(A)	₩	2,063,181	₩	1,217,732
Non-listed equity securities	(B)		397,153		383,059
Securities in equity method	(C)		1,809,215		1,747,019
Bonds	(D)		192,425		128,643
Other	(E)		8,507		5,496
		₩	4,470,481	₩	3,481,949

Continued ;

8. Investment Securities, Continued :

(A) Investments in marketable equity securities as of March 31, 2002 and 2001 are as follows :

	In Millions of Won				
	2002				2001
	Percentage of Ownership (%)	Acquisition cost	Fair market Value	Book value	Book value
Hanil Steel	9.95	₩ 4,020	₩ 3,430	₩ 3,430	₩ 2,221
Munbae Steel	9.02	3,588	1,380	1,380	1,038
Nippon Steel Corporation	2.17	285,102	280,669	280,669	124,500
Chohung Bank	0.03	3,757	914	914	257
Hana Bank	3.39	29,998	92,352	92,352	26,862
SK Telecom	6.50	1,657,348	1,680,528	1,680,528	1,060,471
Dong Yang steel	2.48	3,911	1,486	1,486	-
SAMJUNG PACKING & ALUMINUM CO.,LTD.	9.00	2,714	2,171	2,171	2,095
Korea Investmant Corporation	1.30	588	251	251	288
		₩ 1,991,026	₩ 2,063,181	₩ 2,063,181	₩ 1,217,732

Marketable equity securities are stated at fair value and the difference between acquisition cost and fair value is reflected in capital adjustments.

Continued ;

8. Investment Securities, Continued:

(B) Investments in non-listed equity securities as of March 31, 2002 and 2001 are as follows :

In Millions of Won

	2002				2001
	Percentage of Ownership (%)	Acquisition cost	Net book value of investee	Book value	Book value
Powercomm	3.00	₩ 153,000	₩ 23,877	₩ 153,000	₩ 153,000
SK-IMT	12.00	192,002	195,242	192,002	192,002
Dae Kyoung	19.00	8,930	3,243	8,930	8,930
Gee Hyup Tech Finance	10.34	3,000	3,352	3,000	3,000
Siam United Steel	10.00	26,640	4,853	26,640	5,882
PT-POSNESIA(*)	70.00	9,474	11,502	9,474	9,474
PT.KS-POSCO(*)	40.00	6,786	261	122	6,786
Others		4,015	9,378	3,985	3,985
		₩ 403,847	₩ 251,708	₩ 397,153	₩ 383,059

(*) As of March 31, 2002, the companies were in liquidation or had been dormant for over 1 year. So, the companies are excluded from securities in equity method.

Continued ;

8. Investment Securities, Continued:

(C) Securities in equity method as of March 31, 2002 and 2001 are as follows :

	In Millions of Won				
	2002				2001
	Percentage of Ownership (%)	Acquisition Cost	Net Asset Value	Book Value	Book Value
POSCO E&C	97.43	₩ 424,248	₩ 687,352	₩ 324,687	₩ 328,000
POSTEEL	95.31	113,393	292,553	295,164	283,460
Changwon Steel	72.22	260,000	307,676	306,629	274,316
POSAM	99.29	200,327	115,378	117,169	134,862
POSA	100.00	37,352	52,399	51,032	35,981
POSVEN(*)	40.00	44,540	-	57,962	39,740
Others		523,239	741,873	656,572	650,660
		₩1,603,099	₩ 2,197,231	₩1,809,215	₩ 1,747,019

(*) The Company has recorded the other expenses of ₩69,054 million in connection with the payment of guaranteed long-term debt on behalf of POSVEN, as an allowance for doubtful accounts and the other income of ₩1,511million and ₩69,054 million as an equity in earnings of affiliates, for the years ending March 31, 2002 and December 31, 2001, respectively (See Note 16).

(D) Investments in bonds as of December 31, 2002 and 2001 are as follows :

	In Millions of Won		
	2002		2001
	Face value	Book value	Book value
Government and municipal bonds	₩ 10,036	₩ 10,036	₩ 5,370
Financial bonds of Industrial Bank of Korea	123,273	123,273	123,273
Bonds in foreign currency	58,684	58,684	-
Bonds with warrants	432	432	-
	₩ 192,425	₩ 192,425	₩ 128,643

Continued ;

8. Investment Securities, Continued:

All the investments in bonds are in held-to-maturity bonds. Financial bonds of Industrial Bank of Korea of ₩31,400 million have been provided to the Pusan local government as deposits for a performance guarantee in relation to development of a waste disposal area.

(E) Other investments as of March 31, 2002 and 2001 are as follows :

	In Millions of Won		
	2002			2001
	Ownership(%)	Acquisition cost	Net asset value	Net asset value
Stock Market Stabilization Fund	1.1	₩ 8,695	₩ 8,507	₩ 5,496

Due to recovery of impairment on its investments the Company recorded gain on investments amounting to ₩2,380 million for the period.

(F) Valuation gains and losses on investments recorded in capital adjustments for the years ended March 31, 2002 and 2001 are as follows :

	In Millions of Won		
	2002	2001	Remarks
Gain on investments valuation	₩ 318,361	₩ 332,581	Equity method
Loss on investments valuation	(30,916)	(28,835)	Equity method
	287,445	303,746	
Gain (loss) on investments valuation	72,155	(606,342)	Fair value method
	₩ 359,600	₩ (302,596)	

9. Loans to Employees :

The Company has provided short-term housing loans to employees of ₩7,820 million and long-term housing loans to employees of 95,598 million as of March 31, 2001. As of March 31, 2002, short-term and long-term housing loans have been liquidated.

Continued ;

10. Property, Plant and Equipment :

Property, plant and equipment as of March 31, 2002 and 2001 are as follows :

	Millions of Won	
	2002	2001
Buildings and structures	₩ 4,200,637	₩ 4,092,024
Machinery and equipment	16,776,623	16,168,524
Tools	82,062	74,059
Vehicles	124,253	118,537
Furniture and fixtures	118,442	127,061
	21,302,017	20,580,205
Less : Accumulated depreciation	(14,641,113)	(13,809,097)
	6,660,904	6,771,108
Land	871,935	881,421
Construction in progress (see Note 12)	1,645,046	1,259,614
	₩ 9,177,885	₩ 8,912,143

At March 31, 2002 and 2001, the value of land owned by the Company based on the posted price issued by the Korean tax authority is ₩2,368,311 million and ₩2,333,383 million, respectively.

At March 31, 2002, depreciable assets are insured against fire and other casualty losses up to 3,160,898 million. In addition, the Company carries general insurance for vehicles, gas accident liability and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant, equipment three times before on December 31, 1989. The revaluation increment of ₩3,173 billion, net of revaluation tax and others of ₩647 billion was credited to revaluation surplus.

Continued :

10. Property, Plant and Equipment, Continued :

Construction in progress included in fixed assets includes capital investments in Kwangyang No2 Minimill. By resolution of the Board of Directors at a meeting held in May, 1998, construction on the Minimill has been stopped due to the economic situation in the Republic of Korea and Asia pacific region. The Company recognized impairment losses of ₩50,599 million and ₩49,581 million for the years ended December 31, 2001 and 2000, respectively. The carrying value of the Minimill is ₩443,762 million as of March 31, 2002.

11. Intangible Assets :

Intangible assets, net of accumulated amortization, as of March 31, 2002 and 2001 consist of the following

	Millions of Won			
	2002		2001	
Intellectual property rights	₩	270	₩	359
Port's facilities usage right		146,907		160,090
Development costs		168,456		164,215
Land usage right		3		3
	₩	315,636	₩	324,667

In addition, research and development costs charged to costs of good sold and sales and administrative expenses during the three month ended March 31, 2002 and 2001 are ₩ 42,548 million and ₩ 51,148 million, respectively .

12. Other Assets :

Other assets as of March 31, 2002 and 2001 consist of the following :

	In Millions of Won	
	2002	2001
Other current assets		
Short-term loans	₩ 2,311	₩ 11,400
Accrued income	89,106	81,066
Advance payment	134	-
Prepaid expense	15,767	16,912
Others	5,480	2,059
	112,798	111,437
Other long-term assets		
Key-money	2,275	2,181
Others	160,419	68,268
	162,694	70,449
	₩ 275,492	₩ 181,886

13. Short-Term Borrowings :

Short-term borrowings as of March 31, 2002 and 2001 are as follows :

	Annual interest rate(%)	In Millions of Won	
	2002.3.31	2002	2001
Borrowings			
Usance	-	₩ -	₩ 287,783
Current portion of long term borrowings			
Local currency loans	-	-	503
Foreign currency loans in won equivalent	LIBOR+ 0.6, 4.6~4.9	18,871	44,518
Loans from foreign financial institution	LIBOR+ 0.4~0.8, 2.0~6.97	43,185	42,508
Debentures		865,882	719,840
		927,938	807,369
Less : Discount on debenture issued		(800)	(4,747)
		927,138	802,622
		₩ 927,138	₩ 1,090,405

14. Long-Term Borrowings :

Long-term debt at March 31, 2002 and 2001 consists of the following :

	Reference	In Millions of Won	
		2002	2001
Local currency loans	(A)	₩ -	₩ 603
Foreign currency loans, in Won equivalents	(B)	60,398	107,568
Loans from foreign financial institutions	(C)	622,845	669,082
Debentures	(D)	4,495,939	4,410,480
		5,179,182	5,187,733
Less : Current portion		(927,938)	(807,369)
Discount on debentures issued		(26,857)	(27,732)
		₩ 4,224,387	₩ 4,352,632

(A) Long-term local currency borrowings as of March 31, 2000 are as follows :

	Annual Interest rate(%)	In Millions of Won	
	2002.3.31	2002	2001
Korea Exchange Bank	-	₩ -	₩ 603
Less : Current portion		-	(503)
		₩ -	₩ 100

Continued :

14. Long-Term Borrowings, Continued :

(B) Long-term foreign currency borrowings as of March 31, 2002 and 2001 are as follows :

	Annual Interest rate(%)	In Millions of Won	
	2002.3.31	2002	2001
Sumitomo Bank	-	₩ -	₩ 24,931
I.B.J.	4.9	33,685	47,372
Chase Manhattan Bank	Libor+0.6	11,369	17,074
Development Bank of Japan	4.6	15,344	18,191
		60,398	107,568
Less : Current portion		(18,871)	(44,518)
		₩ 41,527	₩ 63,050

(C) Loans from foreign financial institutions as of March 31, 2002 and 2001 are as follows :

	Annual Interest rate(%)	In Millions of Won	
	2002.3.31	2001	2000
Commerzbank and others	2.0~6.97	₩ 93,321	₩ 136,855
Sumitomo Bank	Libor+0.8	65,284	67,427
Citibank	Libor+0.6	464,240	464,800
		622,845	669,082
Less : Current portion		(43,185)	(42,508)
		₩ 579,660	₩ 626,574

Certain loans from foreign financial institutions contracted prior to July 1987, amounting to ₩ 21,525 million as of March 31, 2002, are covered by guarantees issued by Korea Development Bank and Korea Exchange Bank.

Continued :

14. Long-Term Borrowings, Continued :

(D) Debentures outstanding as of March 31, 2001 and 2000 are as follows :

	Annual Interest rate(%)	In Millions of Won	
	2002.3.31	2002	2001
Domestic debentures	4.48~9.00	₩ 2,300,000	₩ 2,130,000
Yankee Bonds	6.63~7.50	1,396,778	1,398,463
Samurai Bonds	1.44~1.84	799,161	842,176
Floating Rate Notes	-	-	39,841
		4,495,939	4,410,480
Less : Current portion		(865,882)	(719,840)
Discount on debenture issued		(26,857)	(27,732)
		₩ 3,603,200	₩ 3,662,908

Maturities of the Company's long-term debt outstanding, excluding premiums and discounts on debentures as of March 31, 2001 are as follows:

	In Millions of Won			
	Foreign currency Borrowings	Loans from foreign financial institutions	Debentures	Total
2003.4~2004.3	₩ 18,871	₩ 33,382	₩ 1,530,673	₩ 1,582,926
2004.4~2005.3	13,066	480,808	580,648	1,074,522
2005.4~2006.3	1,918	12,099	773,653	787,670
2006.4~2007.3	1,918	12,099	745,083	759,100
Thereafter	5,754	41,272	-	47,026
Total	₩ 41,527	₩ 579,660	₩ 3,630,057	₩ 4,251,244

15. Other liabilities :

Other liabilities as of March 31, 2002 and 2001 consist of the following

	In Millions of Won			
	2002		2001	
Other current liabilities				
Advance received	₩	26,222	₩	6,863
Unearned revenue		1,285		1,138
Others		26,967		4,173
		54,474		12,174
Other long-term liabilities				
Others		22,470		11,134
	₩	76,944	₩	23,308

16. Commitments and Contingencies :

As of March 31, 2002 contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows

	In Millions of Won	Financial institution
Related company		
POSVEN	₩ 35,282	Raytheon
KOBRASCO	53,056	CITIBANK, etc
V P S	3,735	Credit Lyonnais
POSAM	94,174	Bank of America
POS-Hyundai	415	India Development Bank
POS-Invest	127,947	Sumitomo Bank, etc
Zhangjiagang Pohang Stainless Steel Co., Ltd	29,240	Bank of China
	343,849	
Others		
Dae kyeong special steel co., ltd	8,713	Korea Development Bank
DC chemical co., ltd	2,562	LG-Caltex Gas
S U S	16,065	J-EXIM
	27,340	
	₩ 371,189	

As of March 31, 2002, POSCO has provided a blank promissory note to Bank of China for outstanding loans. The Company provided payment guarantees amounting to ₩600,441 million and ₩28,578 million as of March 31, 2001, for affiliated companies and others, respectively.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of 5 to 20 years and provide for periodic price adjustments to then-market price. At March 31, 2002, 108 million tons of iron ore and 41 million tons of coal remained to be purchased under long-term contract.

The Company has guaranteed usage of bulk carriers (with a total weight of 1,646 thousand dead weight ton) of Keo Yang Shipping Co., Ltd. On a full and continual basis to transport imported raw material through 2010.

Continued :

16. Commitments and Contingencies, Continued :

As of March 31, 2002, the Company leases certain Tools and equipment under operating lease agreements with Macquarie IT KOREA lease company. The Company charges the related rent expenses, amounting to ₩ 896 million for the three months ended March 31,2002, to current operations as incurred. The schedule of future operating lease payments is as follows

	In Millions of Won	
2002 .4～2003.3	₩	5,262
2003 .4～2004.3		3,695
After 2004 .4		686
	₩	9,643

The Company paid $106,400,000 of guaranteed long-term debt on behalf of POSVEN on June 19, 2001, an affiliate owned 40% by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. The payment has been recorded as a receivable from POSVEN and ₩141,129 million included in other long-term assets, net of an allowance for doubtful accounts of ₩70,565 million, representing managements' estimate of the amount which will be ultimately collected from POSVEN as of March 31, 2002. On July 20, 2001, an additional payment of $ 53,200,000 was due, representing the 20% of the total long-term debt guaranteed by the Raytheon Company (Raytheon), a 20% shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. The Company and Raytheon disagree as to which Company is responsible for the payment of $ 53,200,000 and agreed that each would pay half of the amount due until the dispute is resolved. The Company, therefore, made a payment of $ 26,600,000 which also has been recorded as a receivable from POSVEN and ₩35,282 million included in other long-term assets, without any allowance for doubtful accounts as of March 31, 2002. Should the dispute be resolved in Raytheon's favor, the Company may be required to reimburse Raytheon for its $26,600,000 debt payment made on behalf of POSVEN.

Continued :

16. **Commitments and Contingencies, Continued :**

At March 31, 2002, the Company is a defendant in 13 separate suits totaling ₩9,538 million(3 separate suits do not settle the amount as of March) . These litigations are pending as of March 31, 2002. The Company's management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the company.

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above.

17. **Capital Surplus** :

Capital surplus as of March 31, 2002 and 2001 consists of the following :

	In Millions of Won	
	2002	2001
Asset revaluation surplus	₩ 3,172,776	₩ 3,172,776
Paid-in capital in excess of par value	463,825	463,825
Excess of business combination value over par value	70	70
Others	39,698	34,265
	₩ 3,676,369	₩ 3,670,936

18. **Retained Earnings** :

Retained earnings as of March 31, 2002 and 2001 consist of the following :

	Reference	In Millions of Won	
		2002	2001
Appropriate			
Legal reserve	(A)	₩ 241,202	₩ 241,202
Reserve for business rationalization	(B)	918,300	869,300
Other legal reserve	(C)	654,867	663,994
Voluntary reserve	(D)	5,102,022	4,825,698
		6,916,391	6,600,194
Unappropriate		261,017	233,157
		₩ 7,177,408	₩ 6,833,351

(A) The Korean commercial code requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of capital stock. This reserve is not available for the payment of cash dividends but may be transferred to capital stock or used to reduce accumulated deficit, if any

(B) Pursuant to the Korean Tax Exemption and Reduction Control Law, the Company is required to appropriate as a reserve for business rationalization, an amount equal to the reduction of income taxes resulting from various tax credits and certain deductions from taxable income specified by such law. This reserve may be used for the reduction of accumulated deficit, if any, or transferred to capital stock.

Continued ;

18. Retained Earnings, Continued :

(C) In accordance with the Regulation for Securities Issuance and Disclosure, the Company to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net gain on sale of property, plant and equipment and 10% of net earnings for each year until the Company's net worth equals 30% of total assets. This reserve is net available for payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(D) Other voluntary reserve represents amounts appropriated by the Company for unspecified purposes and can be used for any purpose through shareholders' resolution.

19. Capital Adjustment :

Capital adjustment as of March 31, 2002 and 2001 consists of the following :

	In Millions of Won			
	2002		2001	
Treasury stock	₩	(1,189,313)	₩	(1,471,595)
Valuation gain on investment securities		359,600		(302,596)
Foreign-based operations translation adjustment		23,395		28,917
	₩	(806,318)	₩	(1,745,274)

As of March 31, 2002, the Company holds 11,923,726 shares of its own common stock. It is the intention of management to sell the treasury shares in the near future.

20. Stock Options Plan :

On July 23, 2001, the Company granted stock options to the executive officer of the Company in accordance with stock option plan approved by the Board of Directors. The details of the stock options granted are as follows :

- Number of Grantees : 38 persons
- Exercise price : ₩98,400 per share
- Number of shares : 498,000 shares(0.52% of total common stock issued)
- Exercise period : July 24, 2003 ~ July 23, 2008
- Method : Cash or stock compensation for the difference between exercise price and fair market value of the option

21. Derivatives :

(A) The Company has entered into cross currency swap agreements with financial institutions to reduce interest rate and currency risk. Swap contracts outstanding as of March 31, 2002 as follows:

	Maturity	The amount of transaction		Annual interest rate(%)	
		Receive	Pay	Receive	Pay
Societe Generale	2002.3.19 ~ 2004.7.15	$ 74,000,000	¥ 9,725,080,000	7.13	2.93
CitiBank	〃	50,000,000	6,572,500,000	〃	〃
Credit Lyonnais	〃	50,000,000	6,570,000,000	〃	〃
		$ 174,000,000	¥ 22,867,580,000		

(B) The gains on currency swap transactions for the three month ended March 31, 2002 are ₩2,080 million.

Continued ;

21. Derivatives, Continued ;

(C) As of December 31, 2001 the Company has entered into currency forward contracts (Long position of USD and short of JPY) for hedge of fluctuation risk of future cash flows and represented ₩652 million caused by year end valuation. As of March 31, 2002 those contracts were all expired and the gains of transactions were ₩490 million. The amount of gains was offset with purchasing price of raw materials.

22. Cost of Goods Sold, Continued ;

Cost of goods sold for the three months ended March 31, 2002 and 2001 consists of the following:

	In Millions of won	
	2002	2001
Inventories at be beginning period	₩ 239,371	₩ 248,219
Cost of goods manufactured	2,076,334	2,198,370
Transfer from other accounts	9,304	(3,316)
Inventories at end of period	(209,393)	(266,784)
Cost of good sold	2,115,616	2,176,489
Other	87,974	81,518
Refund of custom duties	(4,241)	(4,464)
Total	₩ 2,199,349	₩ 2,253,543

23. Selling, General and Administrative Expenses :

Selling, general and administrative expenses for three months ended March 31, 2002 and 2001 consist of the following :

	In Millions of Won	
	2002	2001
Salaries and wages	₩ 12,826	₩ 9,706
Provision for severance benefits	1,797	1,258
Depreciation	7,728	3,726
Welfare	6,039	7,676
Travel	2,017	1,378
Utilities	412	403
Communications	1,225	1,043
Taxes and public dues	251	448
Rent	9,345	687
Repairs	1,917	1,712
Insurance	106	86
Fees and charges	16,727	13,065
Supplies	2,934	2,217
Normal research	4,173	4,527
Subscriptions and printing	291	278
Training	1,391	1,111
Vehicle expenses	792	411
Sale actively expellee	96,427	80,912
Entertainment	478	399
Advertising	7,315	4,576
Other	9,031	4,118
	₩ 183,222	₩ 139,737

24. Donations :

Donations of the Company for the three-month period ended March 31, 2002 and 2001 consist of the following:

	In Millions of Won			
	2002		2001	
POSCO Educational Foundation	₩	-	₩	9,000
Others		952		591
	₩	952	₩	9,591

25. Income Tax Expense :

The statutory income tax rate applicable to the Company, including resident surtax, for the three month periods ended March 31, 2002 and 2001 are approximately 29.7% and 30.8%, respectively.

Income tax expense for the three months ended March, 2002 and 2001 consists of the following :

	Millions of Won			
	2002		2001	
Current income tax	₩	82,945	₩	87,084
Deferred income tax		(21,143)		(15,856)
	₩	61,802	₩	71,228

Continued ;

25. Income Tax Expense, Continued ;

The following table reconciles the income tax expense computed at the statutory rates to the actual income tax expense recorded by the company

	In Millions of Won	
	2002	2001
Net income before income tax expense	₩ 252,272	₩ 242,848
Statutory tax rate	29.7%	30.8%
Income tax expense computed at statutory rate	74,925	74,797
Tax credit	(13,092)	(3,580)
Other, net	(31)	11
Income tax expense	₩ 61,802	₩ 71,228
Effective rate	24.5%	29.3%

Components of deferred taxes as of March 31, 2002 are as follows:

	In Millions of Won		
	Beginning Balance (As of December 31, 2001)	Increase(*) (Decrease)	Ending Balance (As of March 31,2002)
(Deferred tax assets)			
Reserve for repair	₩ 144,774	₩ 3,994	₩ 148,768
Deferred foreign exchange losses	30,931	(3,840)	27,091
Related party's devidend	32,229	10,241	42,470
Impairment loss for tangible asset	29,821	-	29,821
Allowance for doubtful accounts	20,755	711	21,466
Other	57,093	4,930	62,023
Total deferred tax assets	315,603	16,036	331,639
(Deferred tax liabilities)			
Earnings from equity-method investments	15,687	3,271	18,958
Accrued income	24,783	1,681	26,464
Reserve for technology development	186,120	(9,653)	176,468
Other	10,632	(1,527)	9,105
Total deferred tax liabilities	237,223	(6,228)	230,995
Net deferred tax assets	₩ 78,380	₩ 22,262	₩ 100,642

(*) Increase of net deferred tax assets ₩22,262 million is composed of income tax expense ₩21,143 million, non-operating expense ₩2,280 million and capital adjustments ₩△1,161 million.

26. Earnings per share :

Earnings per share and diluted earnings per share for the three months ended March 31, 2002 and 2001 are calculated as follows :

(A) Earnings per share

	In Millions of Won	
	2002	2001
Net income	₩ 190,469	₩ 171,620
Weighted average number of shares of common stock	81,665,759	81,513,093
Earnings per share in Korean Won	2,232	2,105

(B) Diluted Earnings per share

The compensatory stock option, which the Company has awarded, has no effect on dilution. Therefore, diluted earnings per share are equal to basic earnings per share.

27. Foreign Currency Translation :

Foreign currency denominated assets and liabilities as of March 31, 2002 and 2001 are as follows :

	In Millions of Won			
	2002		2001	
	Foreign currency	Won equivalent	Foreign currency	Won equivalent
Assets :				
Cash (*)	US$ 339,213,318	₩ 449,933	US$ 205,633,900	₩ 273,082
	¥ 473,530,820	4,730	¥ 396,193,781	4,171
	EUR 664,527	768	EUR 5,015,288	5,856
Trade receivables	US$ 15,225,409	20,195	US$ 55,895,669	74,229
	¥ 1,151,955,008	11,507	¥ 1,430,208,126	15,056
			EUR 6,227,037	7,271
Other receivables	US$ 333,972	443	US$ 1,970,537	2,617
			¥ 9,350,074	98
Guaranty deposits	US$ 257,733	342	US$ 238,358	317
		₩ 487,918		₩ 382,697
Liabilities :				
Trade payables	US$ 35,124,807	₩ 46,590	US$ 207,478,510	₩ 275,531
	¥ 864,347,592	8,634		
	EUR 454,271	525		
Accounts payable, other	US$ 2,792,725	3,704	US$ 2,439,009	3,239
	¥ 103,184,310	1,031		
	EUR 148,624	172		
Accrued expenses	-	-	US$ 141,166,487	187,469
	-	-	¥ 688,552,884	7,249
Debentures	US$ 1,053,060,000	1,396,779	US$ 1,083,060,000	1,438,304
	¥ 80,000,000,000	799,160	¥ 80,000,000,000	842,176
Foreign currency loans	US$ 8,571,429	11,369	US$ 31,630,237	42,005
	¥ 4,908,000,000	49,028	¥ 6,228,000,000	65,563
Loans from foreign financial institutions	US$ 400,085,079	530,673	US$ 410,210,566	544,760
	¥ 4,932,424,386	49,272	¥ 7,622,470,308	80,243

EUR 37,112,327	42,900	EUR	37,748,848	44,080
	₩ 2,939,837			₩ 3,530,619

(*) Cash ,Cash equivalent and short-term financial instrument is included.

POSCO

NOTES TO FINANCIAL STATEMENTS

March 31, 2002 and 2001

28. Related party Transactions :

Significant transactions with related parties for the three months ended March 31, 2002 and 2001 and the related receivables and payables at March 31, 2002 and 2001 are as follows (millions of Won):

Company	Sales	Purchase	Receivables	Payables
POSCO E&C	₩ 692	₩ 242,540	₩ 34,686	₩ 75,089
Posteel Co., Ltd	384,941	424	79,000	62
POSCON Co., Ltd	17	26,331	8,240	6,792
Pohang Steel Co., Ltd	48,318	379	22,782	135
POSCO Machinery & Engineering Co., Ltd	31	17,420	3,206	6,337
POSDATA Co., Ltd	209	34,708	161	19,246
Seung Kwang Co., Ltd	-	-	583	-
POSCO Research Institute	-	3,019	-	-
POS-AC Co., Ltd	107	3,706	-	198
Changwon Sepecialty Steel Co., Ltd	160	17,761	6	9,660
POSCO Machinery Co., Ltd	1	17,180	1,335	7,176
POSAM	40,541	-	-	-
POSA	-	18,827	-	26,818
POSCAN	-	8,698	-	2,036
POA	-	16,687	214	1,055
PIO	54	787	37	154
VPS	12	-	9	-
POSVEN	-	-	176,411	-
POSTECH Venture Capital Co., Ltd	-	-	-	38
Korea Daily News	-	101	-	-
KOBRASCO	-	13,135	-	7,464
POSCHROME	-	4,438	-	228
NtoBe	-	1,552	-	326
POSCO Refractories & Environments	12	35,292	-	17,190
2002	₩ 475,095	₩ 462,985	₩ 326,670	₩ 180,004

2001	₩ 574,113	₩ 218,747	₩ 329,652	₩ 165,865

29. Research and Development Expenditures :

The Company accounted the cost of ERP and process innovation as other intangible assets. Summary of other intangible assets are as follows (unit : millions of won).

	Millions of Won	
December 31, 2001	₩	177,320
(Increases)		3,870
(Decrease)		12,734
March 31, 2002	₩	168,456

Research and development expenditures of the Company for the three months ended March 31, 2002 are ₩42,548 million and ₩1,023 million, respectively.

30. Regional Information :

The Company has one plant in Pohang and another plant in Kwangyang in the Republic of Korea. Regional financial and operating results as of and for the three months ended March 31, 2001 are as follows :

(A) Regional Major Products

	Pohang mill	Kwangyang Mill
Major Facilities :		
Hot Roll	HR, HR Sheet	HR coil, HR Sheet
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	-
Electric iron	Electric iron coil	-
Stainless	STS HR Coil, etc	-
Half-finished goods	Slab, Bloom	Salb
Major Facilities :		
Furnaces	1~4 furnaces, F furnace, COREX	1~5 furnaces
Steel manufacturing	1~2 steel manufacturing	1~2 steel manufacturing
Hot Roll	1~2HR	1~3 HR, Mini mill
Cold Roll	1~2CR	1~4 CR
Others	HR, Steel plate, STS and etc.	-
Number of employees	9,454persous	7,265 persous

Continued ;

30. Regional Information, Continued ;

(B) Regional financial status as of and for the three months ended March 31, 2002 and 2001 are as follows :

2002	In Millions of Won			
	Pohang	Kwangyang	Others	Total
Sales (*) :	₩ 1,455,543	₩ 1,199,863	₩ 4,264	₩ 2,659,670
Fixed assets :				
Tangible assets(**)	3,058,127	5,489,472	630,286	9,177,885
Intangible assets	179,026	131,759	4,851	315,636
Total	3,237,153	5,621,231	635,137	9,493,521
Depreciation	₩ 131,920	₩ 155,346	22,162	309,428

2001	In Millions of Won			
	Pohang	Kwangyang	Others	Total
Sales (*) :	₩ 1,514,995	₩ 1,226,925	₩ 7,302	₩ 2,749,222
Fixed assets :				
Tangible assets (**)	3,759,289	5,040,787	112,067	8,912,143
Intangible assets	228,566	96,101	-	324,667
Total	3,987,855	5,136,888	112,067	9,236,810
Depreciation(**)	₩ 118,242	₩ 158,939	4,399	281,580

(*) Consists of steel products excluding inter-plant transactions between the two plants.
(**) Represents book value.